SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Individual and Consolidated

Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2016

with Independent Auditors’ Report

Gol Linhas Aéreas Inteligentes S.A.

Individual and consolidated financial statements

December 31, 2016

Contents

Management Report	01
Annual report of the statutory audit committee (CAE)	07
Declaration of the officers on the financial statements	10
Declaration of the officers on the independent auditor’s report	11
Independent Auditor’s report on the individual and consolidated financial statements	12

Individual and consolidated financial statements

Statements of financial position	18
Statements of income	20
Statements of comprehensive income	21
Statements of changes in equity	22
Statements of cash flows	24
Value added statements	26
Notes to the individual and consolidated financial statements	27

Management Report

As previously guided, GOL’s load factors in the Brazilian summer have remained high and yields have risen as result of GOL’s network and fleet restructuring completed during the year to adjust capacity to the Brazilian economic contraction.  GOL responded to the weaker environment by continuing to improve customer experience and cutting costs.

In the fourth quarter of 2016 GOL improved its high service quality and achieved net revenues of R$2.7 billion and continued to rationalize operations.  While reducing the number of seats available for sale by 17%, full-year 2016 net revenues were a record R$10 billion, a result made possible due the flight network restructuring effected in May 2016.  According to the ANAC, in 2016 GOL was the leading airline in the Brazilian domestic market with a share of 36% of RPKs (passenger demand per kilometers).  According to ABRACORP - Brazilian Association of Travel Agencies, GOL was the leader in market share and number of tickets issued and sold to corporate clients.

GOL further consolidated its position as Brazil’s No. 1 airline.  The dedication and teamwork of GOL’s employees contributed to improved operating results in the fourth quarter.  GOL is proud of its status as Brazil’s lowest cost carrier for the 16th consecutive year based its standardized single fleet generating smaller crew costs, smart spare parts management and best in class maintenance and lean and productive operations, low fixed costs.  The Company’s order for new B-737 MAX 8s and investments in technology will maintain its cost leadership.

The Company strives to provide the best overall flying experience to its clients.  GOL was most on-time airline in 2016 in the Brazilian market, with an 84.6% rating, according to OAG (Official Airline Guide), a specialized independent company that monitored over 54 million flights worldwide.  For the fourth consecutive year, GOL remained the most on-time Brazilian airline with a 94.8% rate of flights taking off on schedule, according to the data from Infraero and airports concessionaires, which considers as a delay any departure with a delay of over 30 minutes.

The Company’s 4Q16 operating profit (EBIT) registered R$198 million with an operating margin of 7.4%.  In 4Q16, GOL increased aircraft utilization rates while maintaining market cost leadership. Passengers transported in 4Q16 decreased 15.4% over 4Q15.  GOL’s load factor increased 2.2 percentage points to 77.6% due to the maturity of the new network launched in May 2016 that achieved a 19.0% reduction in seats availability in the period. Aircraft utilization was at 11.7 block hours per day (increases 5.7% over 4Q15).  Operating costs per ASK, excluding fuel and non-operating expenses, decreased approximately 6.8% to 13.97 cents (R$).  Fuel costs per available seat kilometer (ASK) decreased 17.3% to 5.75 cents (R$). Cost reductions per ASK were driven by lower aircraft rent expenses due to fleet restructuring. The absolute market cost leadership is key to the value proposition of GOL and allowed GOL to provide the best fares and service in the market, even during a challenging industry environment.

Full year operating profit (EBIT) registered R$697 million, with the EBIT margin registering 7.1%.  In 4Q16, the EBIT was R$198 million with an EBIT margin of 7.4% compared to a negative 3.6% margin in 4Q15.

In terms of future perspectives, besides maintain high levels of productivity and profitability, short-term results will be driven by the maintenance of capacity discipline.  GOL remains committed to its strategy of profitable growth based on a low cost structure and high quality customer service.  GOL is proud that almost 400 million passengers have chosen to fly GOL, and continues to make every effort to offer its customers the best in air travel: new, modern aircraft, frequent flights in major markets, an integrated route system and low fares. All of which is made possible by its dedicated team of employees, who are the key to GOL’ success. By remaining focused on its low-cost business model, while continues to grow, innovate and provide low fares, GOL will create value for its customers, employees and shareholders.

Operating and Financial Indicators

Traffic data – GOL	4Q16	4Q15	% Var.	2016	2015	% Var.
RPK GOL – Total	9,161	9,440	-3.0%	35,928	38,410	-6.5%
RPK GOL – Domestic	8,230	8,415	-2.2%	32,031	33,901	-5.5%
RPK GOL – International	931	1,025	-9.1%	3,897	4,509	-13.6%
ASK GOL – Total	11,800	12,518	-5.7%	46,329	49,742	-6.9%
ASK GOL – Domestic	10,568	11,071	-4.5%	41,104	43,447	-5.4%
ASK GOL – International	1,232	1,447	-14.9%	5,226	6,295	-17.0%
GOL Load Factor – Total	77.6%	75.4%	2.2 p.p	77.5%	77.2%	0.3 p.p
GOL Load Factor - Domestic	77.9%	76.0%	1.9 p.p	77.9%	78.0%	-0.1 p.p
GOL Load Factor - International	75.6%	70.8%	4.8 p.p	74.6%	71.6%	2.9 p.p
Operating data	4Q16	4Q15	% Var.	2016	2015	% Var.
Average Fare (R$)	289.0	242.7	19.0%	265.2	220.7	20.1%
Revenue Passengers - Pax on board ('000)	8,106.1	9,583.5	-15.4%	32,622.8	38,867.9	-16.1%
Aircraft Utilization (Block Hours/Day)	11.7	11.1	5.7%	11.2	11.3	-1.0%
Departures	63,860	79,377	-19.5%	261,514	315,902	-17.2%
Average Stage Length (km)	1,084	933	16.2%	1,043	933	11.7%
Fuel Consumption (mm liters)	350	391	-10.7%	1,391	1,551	-10.3%
Full-time Employees (at period end)	15,261	16,472	-7.4%	15,261	16,472	-7.4%
Average Operating Fleet	112	132	-14,9%	117	129	-9,1%
On-time Arrivals	94.0%	95,1%	-1.1 p.p	94.8%	95.4%	-0.6 p.p
Flight Completion	98.3%	90.9%	7.4 p.p	94.2%	91.9%	2.3 p.p
Passenger Complaints (per 1000 pax)	1.7329	1.7061	1.6%	1.9960	2.0379	-3.5%
Lost Baggage (per 1000 pax)	2.15	2.13	0.9%	2.23	2.64	-15.5%
Financial data	4Q16	4Q15	% Var.	2016	2015	% Var.
Net YIELD (R$ cents)	25.57	24.64	3.8%	24.14	22.35	8.0%
Net PRASK (R$ cents)	19.85	18.58	6.8%	18.72	17.26	8.5%
Net RASK (R$ cents)	22.58	21.19	6.6%	21.30	19.66	8.3%
CASK (R$ cents)	20.93	21.94	-4.6%	19.79	20.02	-1.1%
CASK ex-fuel (R$ cents)	15.17	14.99	1.2%	13.97	13.38	4.4%
CASK (R$ cents) adjusted4	19.73	21.94	-10.1%	19.74	20.02	-1.4%
CASK ex-fuel (R$ cents) adjusted4	13.97	14.99	-6.8%	13.92	13.38	4.0%
Breakeven Load Factor	72.0%	78.1%	-6.1 p.p.	72.1%	78.6%	-6.5 p.p.
Average Exchange Rate [1]	3.2953	3.8441	-14.3%	3.4878	3.3313	4.7%
End of period Exchange Rate [1]	3.2591	3.9048	-16.5%	3.2591	3.9048	-16.5%
WTI (avg. per barrel, US$) [2]	49.3	42.2	16.9%	43.4	48.8	-11.1%
Price per liter Fuel (R$) [3]	1.94	2.22	-12.7%	1.94	2.13	-8.7%
Gulf Coast Jet Fuel (avg. per liter, US$)[2]	0.38	0.34	11.3%	0.33	0.40	-18.6%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. Excluding non-recurring results on return of aircraft under finance lease contracts and sale-leaseback transactions; 5. Traffic operational data for 2015 were updated according to information obtained on the website of the National Civil Aviation Agency (ANAC) *Certain variation calculations in this report may not match due to rounding.

Domestic market – GOL

Domestic supply decreased by 4.5% in the quarter and 5.4% from January to December of 2016 compared to the same period of 2015, reflecting the network adjustments in May 2016.

Domestic demand decreased by 2.2% in 4Q16 and 5.5% in 2016, resulting in a domestic load factor of 77.9%, an increase of 1.9 p.p. compared to 4Q15, and a decrease of 0.1 p.p. compared to 2015.

GOL transported 7.7 million passengers in the domestic market in the quarter and 30.7 million in the full year, representing a decrease of 15.8% and 16.4%, respectively, when compared to the same periods in 2015. The Company is the leaderin the number of transported passengers in Brazil’s domestic aviation market.

International market - GOL

GOL’s international supply decreased 14.9% in the quarter and 17.0% in 2016, compared to 2015. International demand showed a decrease of 9.1% between October and December, registering load factor of 75.6%, and, in 2016, a decrease of 13.6%, leading the international load factor to 74.6%.

During the quarter, GOL transported 454.1 thousand passengers in the international market, 8.3% less than in 2015. For 2016, the Company transported 1,885.7 thousand passengers, a decrease of 10.2% compared to the same period in 2015.

Volume of departures and Total seats - GOL

The volume of departures in the overall system was reduced by 19.5% and 17.2% in the fourth quarter and full year of 2016, respectively, in line with the guidance released for 2016 of approximately a 17% reduction. The total number of seats available of the market fell 19.0% in 4Q16 and 16.9% in 2016, also in line with the guidance released for 2016 of approximately a 17% reduction.

PRASK, Yield and RASK

Net PRASK grew by 6.8% and 8.5%, RASK improved 6.6% and 8.3% and yield increased by 3.8% and 8.0%, in comparison with 4Q15 and 2015, respectively.  It is worth noting the ASK decreased 5.7% in the quarter and 6.9% from January to December of 2016.

 Operational fleet

Final	4Q16	4Q15	Var.	3Q16	Var.
Boeing 737-NGs	130	144	-14	135	-5
737-800 NG	102	107	-5	102	0
737-700 NG	28	37	-9	33	-5
Opening for rent Type	4Q16	4Q15	Var.	3Q16	Var.
Financial Leasing (737-NG)	34	46	-12	34	0
Operating Leasing	96	98	-2	101	-5

At the end of 4Q16, out of a total of 130 Boeing 737-NG aircraft, GOL was operating 121 aircraft on its routes. Of the nine remaining aircraft, seven were in the process of being returned to lessors and two were sub-leased to other another airline.

GOL has 96 aircraft under operating leases and 34 under finance leases, 31 of which have a purchase option for when their leasing contracts expire.

The average age of the fleet was 8.0 years at the end of 4Q16. In order to maintain this low average, the Company has 120 firm aircraft acquisition orders with Boeing for fleet renewal by 2027.

The next B737 aircraft is expected to be received by the Company in July 2018.

Fleet plan

Fleet plan	2016	2017	2018	>2018	Total
Fleet (End of Period)	130	115	121
Aircraft Commitments (R$ million)*	-	-	1,787.4	46,245.0	48,032.4
Pre-Delivery Payments (R$ million)	-	286.8	483.5	5,954.2	6,724.5

*Considers aircraft list price

Capex

Capital expenditures for quarter ended December 31, 2016 were R$207.8 million, primariy related to engines.  For more details on changes in property, plant and equipment, see Note 14 in the interim financial statements.

Relationship with Independent Auditors

When hiring services that are not related to external auditing from its independent auditors, the Company bases its conduct on principles that preserve the auditor's independence. Pursuant to internationally accepted standards, these principles consist of: (a) the auditors must not audit their own work, (b) the auditors must not execute managing functions for their clients and (c) the auditors must not represent their clients' legal interests.

Based on the subparagraph III, article 2 of the CVM Instruction 381/2003, the Company adopts a formal procedure to hire services other than external auditing from our auditors. The procedure consists of consulting its Audit Committee to ensure that those services shall not affect the independence and the objectivity, required for the independent audit performance. Additionally, formal statements are required from the auditors regarding their independence while providing such services.

The Company informs that its independent auditor for the period, Ernst & Young Auditores Independentes ("EY") did not provide additional services not related to auditing in the 2016 fiscal year.

Annual report of the Statutory Audit Committee (CAE)

General Information and Responsibilities

The Statutory Audit Committee (CAE) is a statutory body linked to the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), which is composed of three independent members of the Board of Directors, who are elected by the Board members on annual basis, one of whom must be qualified as a Financial Expert. The CAE is responsible for overseeing the quality and integrity of financial reports and statements; compliance with legal, regulatory and statutory standards; the suitability of risk management processes, internal control policies and procedures; internal audit activities. It is also responsible for overseeing the independent auditors’ work, including their independence and the quality and appropriateness of the services provided, as well as any differences of opinion with the management.  It determines the registration and exercise of the independent audit within the scope of the Brazilian Securities and Exchange Commission (CVM) and performs the function of an Audit Committee, in compliance with the Sarbanes Oxley Act, to which the Company is subject to, since it is registered at the Security Exchange Commission – SEC. The CAE is also responsible for overseeing related-party transactions and operating the complaints channel.

CAE’s Activities in 2016: In order to discuss the matters related to the year ended December 31, 2016, the CAE met seven times and, within its scope, carried out the following activities:

1.   Its coordinator established the agendas and presided over the meetings;

2.   It assessed the annual work plan and discussed the results of the activities performed by the independent auditors in 2016;

3.   It supervised the activities and performance of the Company’s internal audit, analyzing the annual work plan, discussing the result of the activities and reviews. Any issues raised by the internal audit about improvements in the internal control environment are discussed with the respective managers/officers in order to implement continuous improvements. It supervised and analyzed the effectiveness, quality and integrity of internal control mechanisms in order to, among others, monitor compliance with the provisions related to the integrity of the financial statements, including quarterly financial information and other interim financial statements;

4.   It supervised, together with management and the internal audit, the different agreements entered into between the Company or its subsidiaries, on the one hand, and the controlling shareholder, on the other hand, in order to verify compliance with the Company’s policies and controls regarding related-party transactions;

5.   It met with the independent auditors, Ernst & Young, and addressed the following topics: the relationship and communication between the CAE and the internal and external auditors, the scope of the auditors’ work, and the findings based on the implementation of the independent auditor’s work plan, among others; and

6.   It prepared the CAE’s activities and operation report in 2016, in accordance with good corporate governance practices and the applicable regulation.

Internal Control Systems

Based on the agenda defined for 2016, the CAE addressed the main topics related to the Company’s internal controls, assessing risk mitigation initiatives and the senior management’s commitment to its continuous improvement. As a result of the meetings with the Company’s internal areas, the Statutory Audit Committee had the opportunity to make suggestions to the Board of Directors for improvements in the processes, overseeing the results already obtained in 2016.

Considering that in 2016, the Company received requests from the Internal Revenue Service to provide clarifications on specific expenses incurred in 2012 and 2013, the CAE installed a Special Committee to start a procedure to monitor the Company’s controls, as well as overlook the external independent audit contracted to analyze and clarify the all the facts.

Based on the information obtained, the Statutory Audit Committee recommended improvement on the internal control. With the implementation of these changes, but recognizing that research still in process, the CAE considers the internal control systems of the Company and its subsidiaries to be suitable for the size and complexity of their businesses and structured in order to ensure the efficiency of their operations and the systems that generate the financial reports, as well as compliance with applicable internal and external regulations.

Corporate Risk Management

CAE members, in the exercise of their duties and legal responsibilities, have analyzed the main external, internal and continuity risks, making recommendations to increase the effectiveness of the risk management processes directly at Board of Directors’ meetings, contributing to and ratifying the initiatives implemented in 2016.

Conclusion

The CAE considers that the facts that have been presented to it, based on the works carried out and described in this Report to be appropriate, and recommended, in its report, the approval of the Company’s audited financial statements for December 31, 2016, duly audited.

São Paulo, February 16, 2017.

André Béla Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Francis James Leahy Meaney

Member of the Statutory Audit Committee

Declaration of the officers on the financial statements

In compliance with the provisions of CVM Instruction No. 480/09, the Executive Board declares that it has discussed, reviewed and approved the financial statements for the year ended December 31, 2016.

São Paulo, February 16, 2017.

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Freeman Lark Jr.

Chief Financial Officer

Declaration of the officers on the independent auditor’s report

In compliance with the provisions of CVM Instruction No. 480/09, the Executive Board declares that it has discussed, reviewed and approved the conclusions expressed in the independent auditor’s report on the financial statements for the year ended December 31, 2016.

São Paulo, February 16, 2017.

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Freeman Lark Jr.

Chief Financial Officer

Independent Auditor’s report on the individual and consolidated financial statements

(A free translation from Portuguese into English of the independent auditor’s report originally issued in Portuguese)

Independent auditor’s report on the individual and consolidated financial statements

To the shareholders and Board members and Officers of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of GOL Linhas Aéreas Inteligentes S.A. (the “Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheets as at December 31, 2016, and the statements of operations, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of the Company as at December 31, 2016, and of its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with the Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company in accordance with the Code of Ethics for Accountants (Código de Ética Profisssional do Contador) and the professional requirements issued by the Federal Accounting Council (Conselho Federal de Contabilidade), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter

As mentioned in Note 1, the Company’s Management initiated an investigation to ascertain in a specific and concrete manner the matters related to payments to companies under investigation by the public authorities. The actions taken to investigate these payments are currently in progress and, at this moment, it is not possible to predict the future developments arising from the investigation conducted by the public authorities, and whose leniency agreement with the Federal Public Ministry signed on December 12, 2016 is still pending of final approval, or the possible effects on the Company’s businesses. Our opinion is not qualified in relation to this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue recognition from passenger transportation

Revenue recognition from passenger transportation is highly dependent on information technology (IT) systems and their internal controls for the revenue recognition from passenger transportation when the air transportation service is provided. This process also takes into consideration other complex aspects that may affect the proper revenue recognition, such as recording of tickets sold but not used, unused tickets recorded as credits to passengers, and subject to expiration, in addition to agreements with other airline companies, interline and codeshare agreements with other airline companies. Revenues recognized by the Company are disclosed in Note 22 and the recognition criteria are described in Note 2.2 (k).

This subject was considered significant to our audit due to the complexity of the technology environment and its respective controls related to revenue recognition, including ticket prices in different currencies, as well as, the acquisition of tickets through miles programs.

How our audit addressed this matter:

Our audit procedures included, among others, the involvement of systems specialists to support us in assessing the operational design and effectiveness of IT controls and internal controls that comprise the process of ticket sales, registration, execution of passenger transportation and revenue recognition; the execution of audit tests with the purpose of assessing the integrity of the data in the IT systems involved in the revenue recognition process, through selection of tickets samples for each revenue group and tests on tickets used and unused; other passenger revenues, and passenger no-show, rebooking and cancellation charges.

Additionally, we assessed the adequacy of disclosures made by the Company on this matter, included in Notes 2.2 (k) and 22 to the financial statements.

Breakage revenue

The Company’s revenues take into consideration the estimated number of tickets and miles that are not expected to be used or redeemed up to their expiration date, and are recognized as breakage revenue based on a statistical calculation of tickets and miles with high potential for expiration due to their expiration or no use. The analyses and assumptions for the revenue recognition of breakage is reviewed annually by the Company’s Management to take into consideration the historical trend of tickets and miles expired, as well, as those with high potential to expire.

This matter was considered significant to our audit, considering the subjectivity involved in this analysis and the high level of judgment adopted by Management to determine the assumptions used to determine the expected number of tickets and miles that will expire.

How our audit addressed this matter:

Our audit procedures included, among others, the assessment of the design and operational effectiveness of controls implemented by Management for the revenue recognition of breakage; assessment of the reasonableness of assumptions related to the tickets and miles expected to expire, based on the historical data of tickets and miles expired; tests on a sampling based of miles earned, redeemed and expired; and analysis of the reasonableness of the other assumptions and methodology adopted by Management to determine the breakage rate used to recognize revenue.

Additionally, we assessed the adequacy of disclosures made by the Company on this matter, included in Notes 2.2 (k) e 2.2 (q) to the financial statements.

Impairment of intangible assets – goodwill and airport operating rights

The Company is required to perform at least annually an impairment test on intangible assets with indefinite useful lives (goodwill and airport operating rights). At December 31, 2016, the balances of goodwill was R$ 542,302 thousand and airport operating rights was R$ 1,038,900 thousand.

This matter was considered significant to our audit due to the materiality of the amounts involved and, considering that the impairment test of these intangible assets is complex and involves a high level of subjectivity, and is based on several assumptions, such as: economy growth rates (GDP), foreign exchange rate (principally the US dollar), kerosene barrel price, and interest rates. These assumptions may be materially affected by the market conditions or future economic scenarios.

How our audit addressed this matter:

Our audit procedures included, among others, the use of specialists to support us in assessing the assumptions and the methodology used by the Company. We also assessed the adequacy of disclosures made by the Company regarding the assumptions used to test these intangible assets for impairment, as disclosed in Note 15 to the financial statements.

Realization of maintenance reserve and deposits

At December 31, 2016, the Company had a balance of maintenance reserve and deposits of R$604,744 thousand, as disclosed in Note 9. The Company pays in advance for the maintenance of aircraft and engines under certain aircraft lease agreements. The amounts paid are accumulated by lessors in maintenance reserve and deposit accounts and are mainly realized through the maintenance of engines and aircraft. The Company analyzes annually the realization of these assets considering the expected use through maintenance entitled to reimbursement, realization of balances through reimbursable maintenance performed by lessors and reimbursement of amounts paid upon return of the aircraft. Additionally, considering that the Company has no expectation of carrying out maintenance until the return date and/or using the reimbursable asset to maintenance, payments are then recorded in profit or loss for the year as additional aircraft lease expenses.

This matter was considered significant to our audit due to the materiality of amounts and the complexity of analyses made by the Company to determine the realization of these assets. The realization analysis is subject to a certain level of subjectivity, as well as the technical analyses conducted by the aeronautical engineering team, and the expectation of use of engines and aircraft in line with the Company’s business plan for the next years.

How we audit addressed this matter:

Our audit procedures included, among others, analyses and tests of the assumptions used by the Company to assess the realization of assets, review of the aircraft maintenance schedule, segregated by components, and analysis of the aircraft return schedule, in accordance with the Company's business plan, including the number of aircrafts and fleet renewal.

Additionally, we assessed the adequacy of disclosures made by the Company on this matter, included in Note 9 to the financial statements.

Other matters

Statements of value added

The individual and consolidated statements of value added for the year ended December 31, 2016, prepared under the responsibility of the Company’s Management and presented as supplementary information under IFRS, were submitted to the same audit procedures performed in accordance with the audit of the Company’s financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria provided for in Accounting Pronouncement CPC 9 - Statement of Value Added. In our opinion, these statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in Accounting Pronouncement CPC 9 and are consistent with the overall individual and consolidated financial statements as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

The Company’s Management is responsible for other information that includes the Management Report. Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion on the Management Report.

In connection with the audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or based on our knowledge obtained in the audit, or otherwise, whether this report appears to be materially misstated. If based on our work performed, we conclude that there is material misstatement in the Management Report, we are required to report this fact. We have nothing to report on this matter.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•         Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•         Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•         Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•    Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty

•         exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•         Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•         Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 16, 2017

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Vanessa Martins Bernardi

Accountant CRC-1SP244569/O-3

Statements of financial position As of December 31, 2016 and 2015 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
	Note	2016	2015	2016	2015
Assets
Current assets
Cash and cash equivalents	3	57,378	387,323	562,207	1,072,332
Short-term investments	4	49	195,293	431,233	491,720
Restricted cash	5	-	59,324	-	59,324
Trade receivables	6	-	-	760,237	462,620
Inventories	7	-	-	182,588	199,236
Recoverable taxes	8,1	9,289	5,980	27,287	58,074
Rights on derivative transactions	27	-	-	3,817	1,766
Other credits		64,770	35,812	113,345	116,494
		131,486	683,732	2,080,714	2,461,566

Noncurrent assets
Deposits	9	38,760	31,281	1,188,992	1,020,074
Restricted cash	5	32,656	23,459	168,769	676,080
Recoverable taxes	8,1	17,286	17,283	72,060	73,385
Deferred taxes	8,2	13,409	7,952	107,159	107,788
Other credits		-	-	4,713	39,861
Credits with related parties	10	1,873,350	882,641	-	-
Investments	12	281,758	213,219	17,222	18,424
Property, plant and equipment	14	323,013	982,819	3,025,010	4,256,614
Intangible assets	15	-	-	1,739,716	1,714,605
		2,580,232	2,158,654	6,323,641	7,906,831

Total		2,711,718	2,842,386	8,404,355	10,368,397

The accompanying notes are an integral part of the financial statements.

Statements of financial position As of December 31, 2016 and 2015 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
	Note	2016	2015	2016	2015
Liabilities
Current liabilities
Loans and financing	16	277,219	127,598	835,290	1,396,623
Suppliers		1,314	6,873	1,097,997	900,682
Salaries, wages and benefits		309	384	283,522	250,635
Taxes payable	17	119	302	146,174	118,957
Taxes and landing fees		-	-	239,566	313,656
Transportation commitments	18	-	-	1,185,945	1,206,655
Mileage program	19	-	-	781,707	770,416
Advances from customers		-	-	16,823	13,459
Provisions	20	-	-	66,502	206,708
Obligations on derivative transactions	27	-	-	89,211	141,443
Other current liabilities		2,252	870	106,005	222,774
		281,213	136,027	4,848,742	5,542,008
Noncurrent liabilities
Loans and financing	16	2,984,495	4,238,782	5,543,930	7,908,303
Provisions	20	-	-	723,713	663,565
Mileage program	19	-	-	219,325	221,242
Deferred taxes	8,2	-	-	338,020	245,355
Taxes payable	17	-	-	42,803	39,054
Liabilities with related parties	10	21,818	27,237	-	-
Provision for loss on investment	12	3,074,190	2,986,802	-	-
Other noncurrent liabilities		-	-	44,573	71,310
		6,080,503	7,252,821	6,912,364	9,148,829
Equity (deficit)	21
Capital stock		3,080,110	3,080,110	3,080,110	3,080,110
Cost of issued shares		(42,290)	(41,895)	(155,618)	(155,223)
Treasury shares		(13,371)	(22,699)	(13,371)	(22,699)
Capital reserves		91,399	98,861	91,399	98,861
Equity valuation adjustments		(147,229)	(178,939)	(147,229)	(178,939)
Share-based payments	11	113,918	103,126	113,918	103,126
Effects of changes in equity interest		693,251	690,379	693,251	690,379
Accumulated losses		(7,425,786)	(8,275,405)	(7,312,458)	(8,162,077)
Equity (deficit) attributable to controlling shareholders		(3,649,998)	(4,546,462)	(3,649,998)	(4,546,462)

Non-controlling interests of Smiles		-	-	293,247	224,022
Total equity (deficit)		(3,649,998)	(4,546,462)	(3,356,751)	(4,322,440)

Total		2,711,718	2,842,386	8,404,355	10,368,397

The accompanying notes are an integral part of the financial statements.

Statements of income Fiscal years ended December 31, 2016 and 2015 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

	Note	Parent Company		Consolidated
		2016	2015	2016	2015
Net Revenue
Passenger		-	-	8,671,442	8,583,388
Cargo and other		-	-	1,195,893	1,194,619
	22	-	-	9,867,335	9,778,007

Cost of services provided	23	-	-	(7,558,122)	(8,260,357)
Gross profit		-	-	2,309,213	1,517,650

Operating income (expenses)
Selling expenses	23	-	-	(1,004,476)	(1,041,041)
Administrative expenses	23	(7,276)	(15,044)	(709,460)	(682,140)
Other operating income, net	23	219,434	25,695	102,548	25,695
		212,158	10,651	(1,611,388)	(1,697,486)

Equity results	12	(18,955)	(3,321,762)	(1,280)	(3,941)

Operating profit (loss) before income taxes and financial result		193,203	(3,311,111)	696,545	(183,777)

Financial result	24
Financial income		384,650	26,212	568,504	332,567
Financial expenses		(363,016)	(291,082)	(1,271,564)	(1,328,891)
Exchange variation, net		629,325	(813,782)	1,367,937	(2,266,999)
		650,959	(1,078,652)	664,877	(3,263,323)

Income (loss) before income and social contribution taxes		844,162	(4,389,763)	1,361,422	(3,447,100)

Income and social contribution taxes
Current		-	(11,031)	(257,944)	(196,140)
Deferred		5,457	(60,089)	(1,114)	(648,000)
	8	5,457	(71,120)	(259,058)	(844,140)
Net Income (loss) for the year before non-controlling interests		849,619	(4,460,883)	1,102,364	(4,291,240)

Attributable to controlling shareholders		849,619	(4,460,883)	849,619	(4,460,883)
Attributable to non-controlling interests of Smiles		-	-	252,745	169,643

Basic earnings (loss) per common share	13	0.070	(0.422)	0.070	(0.422)
Basic earnings (loss) per preferred share	13	2.455	(14.764)	2.455	(14.764)
Diluted earnings (loss) per common share	13	0.070	(0.422)	0.070	(0.422)
Diluted earnings (loss) per preferred share	13	2.450	(14.765)	2.450	(14.764)

The accompanying notes are an integral part of the financial statements.

Statements of comprehensive income Fiscal years ended December 31, 2016 and 2015 (In thousands of Brazilian reais - R$)

	Note	Parent Company		Consolidated
		2016	2015	2016	2015

Net Income (loss) for the year		849,619	(4,460,883)	1,102,364	(4,291,240)

Other comprehensive income (loss) to be reclassified to profit or loss	27
Cash flow hedges		123,889	(60,949)	123,889	(60,949)
Tax effect		(92,179)	20,723	(92,179)	20,723
		31,710	(40,226)	31,710	(40,226)

Total comprehensive income (loss) for the year		881,329	(4,501,109)	1,134,074	(4,331,466)

Comprehensive income attributable to:
Controlling shareholders		881,329	(4,501,109)	881,329	(4,501,109)
Non-controlling interests of Smiles		-	-	252,745	169,643

Changes in the equity valuation adjustment account for the years ended December 31, 2016 and 2015 are as follows:

		Parent Company and Consolidated
	Note	Cash flow hedges	Tax effect (*)	Total other comprehensive income (loss)
Balances as of December 31, 2015		(271,118)	92,179	(178,939)
Realized losses from financial instruments transferred to profit or loss	27	128,731	(92,179)	36,552
Fair value variation		(4,842)	-	(4,842)
Balances as of December 31, 2016		(147,229)	-	(147,229)

(*) The amounts related to deferred tax credits were fully reversed, pursuant to Note 8.2

	Parent Company and Consolidated
	Cash flow hedges	Tax effect	Total other comprehensive income (loss)
Balances as of December 31, 2014	(210,170)	71,457	(138,713)
Realized losses from financial instruments transferred to profit or loss	66,253	(22,526)	43,727
Fair value variation	(127,201)	43,248	(83,953)
Balances as of December 31, 2015	(271,118)	92,179	(178,939)

The accompanying notes are an integral part of the financial statements.

Statements of changes in equity - Parent Company Fiscal years ended December 31, 2016 and 2015 (In thousands of Brazilian reais - R$)

						Capital reserves		Equity valuation adjustments
	Note	Capital stock	Shares to be issued	Cost of issued shares	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gain (losses)	Share-based payments	Effects of changes in equity interest	Accumulated losses	Total
Balances as of January 1, 2015		2,618,748	51	(36,886)	(31,357)	32,387	70,979	(138,713)	93,763	687,163	(3,814,522)	(518,387)
Other comprehensive income (loss), net		-	-	-	-	-	-	(40,226)	-	-	-	(40,226)
Net loss for the year		-	-	-	-	-	-	-	-	-	(4,460,883)	(4,460,883)
Capital increase for exercise of stock option		89	(51)	-	-	-	-	-	-	-	-	38
Capital increase		461,273	-	-	-	-	-	-	-	-	-	461,273
Cost of issued shares		-	-	(5,009)	-	-	-	-	-	-	-	(5,009)
Stock options		-	-	-	-	-	-	-	13,516	-	-	13,516
Equity interest dilution effects		-	-	-	-	-	-	-	-	3,216	-	3,216
Transfer of restricted shares		-	-	-	8,658	(4,505)	-	-	(4,153)	-	-	-
Balances as of December 31, 2015		3,080,110	-	(41,895)	(22,699)	27,882	70,979	(178,939)	103,126	690,379	(8,275,405)	(4,546,462)

Other comprehensive income (loss), net		-	-	-	-	-	-	31,710	-	-	-	31,710
Cost of issued shares	21	-	-	(395)	-	-	-	-	-	-	-	(395)
Stock options	21	-	-	-	-	-	-	-	12,658	-	-	12,658
Equity interest dilution effects	12	-	-	-	-	-	-	-	-	2,872	-	2,872
Net income for the year		-	-	-	-	-	-	-	-	-	849,619	849,619
Transfer of restricted shares	11	-	-	-	9,328	(7,462)	-	-	(1,866)	-	-	-
Balances as of December 31, 2016		3,080,110	-	(42,290)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,425,786)	(3,649,998)

The accompanying notes are an integral part of the financial statements.

Statements of changes in equity - Consolidated Fiscal years ended December 31, 2016 and 2015 (In thousands of Brazilian reais - R$)

						Capital reserves		Equity valuation adjustments
	Note	Capital stock	Shares to be issued	Cost of issued shares	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gain (losses)	Share-based payments	Effects of changes in equity interest	Accumulated losses	Equity (deficit) attributable to controlling shareholders	Non- controlling interests	Total
Balances as of January 1, 2015		2,618,748	51	(150,214)	(31,357)	32,387	70,979	(138,713)	93,763	687,163	(3,701,194)	(518,387)	185,413	(332,974)
Other comprehensive income (loss), net		-	-	-	-	-	-	(40,226)	-	-	-	(40,226)	-	(40,226)
Net loss for the year		-	-	-	-	-	-	-	-	-	(4,460,883)	(4,460,883)	169,643	(4,291,240)
Capital increase for exercise of stock options		89	(51)	-	-	-	-	-	-	-	-	38	3,737	3,775
Capital increase		461,273										461,273	-	461,273
Cost of issued shares		-	-	(5,009)	-	-	-	-	-	-	-	(5,009)	-	(5,009)
Stock options		-	-	-	-	-	-	-	13,516	-	-	13,516	836	14,352
Equity interest dilution effects		-	-	-	-	-	-	-	-	3,216	-	3,216	1,215	4,431
Transfer of restricted shares		-	-	-	8,658	(4,505)	-	-	(4,153)	-	-	-	-	-
Interest on equity distributed		-	-	-	-	-	-	-	-	-	-	-	(17,566)	(17,566)
Dividends distributed		-	-	-	-	-	-	-	-	-	-	-	(119,256)	(119,256)
Balances as of December 31, 2015		3,080,110	-	(155,223)	(22,699)	27,882	70,979	(178,939)	103,126	690,379	(8,162,077)	(4,546,462)	224,022	(4,322,440)

Other comprehensive income (loss), net		-	-	-	-	-	-	31,710	-	-	-	31,710	-	31,710
Capital increase for exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	-	3,507	3,507
Cost of issued shares	21	-	-	(395)	-	-	-	-	-	-	-	(395)	-	(395)
Stock options	21	-	-	-	-	-	-	-	12,658	-	-	12,658	413	13,071
Equity interest dilution effects	12	-	-	-	-	-	-	-	-	2,872	-	2,872	313	3,185
Net income for the year		-	-	-	-	-	-	-	-	-	849,619	849,619	252,745	1,102,364
Transfer of restricted shares	11	-	-	-	9,328	(7,462)	-	-	(1,866)	-	-	-	-	-
Interest on equity distributed		-	-	-	-	-	-	-	-	-	-	-	(10,422)	(10,422)
Dividends distributed		-	-	-	-	-	-	-	-	-	-	-	(177,331)	(177,331)
Balances as of December 31, 2016		3,080,110	-	(155,618)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,312,458)	(3,649,998)	293,247	(3,356,751)

The accompanying notes are an integral part of the financial statements.

Statements of cash flows

Fiscal years ended December 31, 2016 and 2015 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	2016	2015	2016	2015
Net Income (loss) for the year	849,619	(4,460,883)	1,102,364	(4,291,240)
Adjustments to reconcile net lincome to net cash provided by operating activities
Depreciation and amortization	-	-	447,668	419,691
Allowance for doubtful accounts	-	-	9,806	39,287
Provisions for legal proceedings	-	-	189,244	44,460
Reversal for inventory obsolescence	-	-	-	(414)
Deferred taxes	(5,457)	60,089	1,114	648,000
Equity results	18,955	3,321,762	1,280	3,941
Share-based payments	775	3,992	13,524	14,352
Exchange and monetary variations, net	(463,800)	133,681	(1,149,616)	1,723,441
Interest on loans and financial lease	239,368	247,024	682,188	600,410
Unrealized derivative results	-	-	82,990	18,475
Provision for profit sharing	-	-	56,238	10,633
Write-off of property, plant and equipment and intangible assets	104,287	-	181,308	25,069
Losses from capital increase in subsidiary	-	-	1,368	-
Other provisions	-	-	16,232	-
Securities buyback effect	(286,799)	-	(286,799)	-
Adjusted net income (loss)	456,948	(694,335)	1,348,909	(743,895)
Changes in operating assets and liabilities:
Trade receivables	-	-	(307,574)	(149,623)
Short-term investments	179,077	658,506	83,062	309,749
Inventory	-	-	16,648	(60,140)
Deposits	(7,479)	(4,575)	(323,641)	21,077
Suppliers	(5,559)	6,436	204,184	210,474
Transportation commitments	-	-	(20,710)	105,044
Mileage program	-	-	9,374	211,940
Advances from customers	-	-	3,364	10,263
Salaries, wages and benefits	(75)	(135)	(23,351)	(15,438)
Taxes and landing fees	-	-	(74,090)	(1,492)
Taxes payable	(183)	8,600	257,464	233,930
Rights (obligations) on derivative transactions	-	-	(13,384)	(6,267)
Provisions	-	-	(253,643)	(61,386)
Other assets (liabilities)	29,871	11,520	(94,774)	98,625
Interest paid	(325,397)	(207,032)	(606,405)	(548,773)
Income tax paid	-	(11,034)	(226,500)	(213,555)
Net cash generated (used) in operating activities	327,203	(232,049)	(21,067)	(599,467)
Transactions with related parties	(1,160,978)	(731,174)	-	-
Short-term investments	-	-	(45,651)	(254,416)
Restricted cash	46,091	(60,762)	542,107	(403,854)
Capital increase in associate	-	-	(3,439)	-
Capital increase in subsidiary	(191,587)	(570,897)	-	-
Advances for property, plant and equipment acquisition, net	555,519	(121,132)	536,444	(167,646)
Property, plant and equipment	-	-	(409,709)	(391,731)
Intangible assets	-	-	(29,656)	(42,812)
Dividends received	166,411	161,189	1,993	1,302
Net cash generated (used) in investing activities	(584,544)	(1,322,776)	592,089	(1,259,157)
Loan funding	-	1,064,404	-	2,468,531
Securities repurchase costs	(27,249)	-	(27,249)	-
Loan payments	(50,298)	-	(520,519)	(1,632,039)
Finance lease payments	-	-	(342,791)	(409,519)
Dividends paid to non-controlling interests of Smiles	-	-	(163,134)	(119,256)

Statements of cash flows

Fiscal years ended December 31, 2016 and 2015 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	2016	2015	2016	2015
Interest on equity paid to non-controlling interests of Smiles	-	-	(8,695)	(17,566)
Capital increase	-	461,311	-	461,311
Capital increase from non-controlling interests of Smiles	-	-	-	3,737
Cost of issued shares	(395)	(5,009)	(395)	(5,009)
Transactions with related parties	(1,161)	(155,876)	-	-
Net cash generated (used) in financing activities	(79,103)	1,364,830	(1,062,783)	750,190
Exchange variation on cash in foreign subsidiaries	6,499	117,954	(18,364)	281,993
Net increase in cash and cash equivalents	(329,945)	(72,041)	(510,125)	(826,441)
Cash and cash equivalents at beginning of the year	387,323	459,364	1,072,332	1,898,773
Cash and cash equivalents at end of the year	57,378	387,323	562,207	1,072,332

The accompanying notes are an integral part of the financial statements.

Value added statements

Fiscal years ended December 31, 2016 and 2015 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	2016	2015	2016	2015
Revenue
Passengers, cargo and other	-	-	10,547,831	10,383,999
Other operating income	299,177	25,695	336,933	25,695
Allowance for doubtful accounts	-	-	16,207	33,448
	299,177	25,695	10,900,971	10,443,142
Inputs acquired from third parties (including ICMS and IPI)
Suppliers of fuel and lubricants	-	-	(2,753,918)	(3,373,404)
Material, power, third-party services and other	(84,198)	(9,716)	(3,105,132)	(2,965,855)
Aircraft insurance	-	-	(35,938)	(29,791)
Sales and marketing	(215)	(348)	(572,388)	(651,147)
Gross value added	214,764	15,631	4,433,595	3,422,945

Depreciation and amortization	-	-	(447,668)	(419,691)
Value added produced	214,764	15,631	3,985,927	3,003,254

Value added received in transfer
Equity results	(18,955)	(3,321,762)	(1,280)	(3,941)
Financial income	1,166,664	445,273	3,580,594	3,707,628
Value added for distribution (distributed)	1,362,473	(2,860,858)	7,565,241	6,706,941

Distribution of value added:
Salaries	2,605	5,087	1,306,615	1,259,919
Benefits	-	-	152,874	159,288
F.G.T.S.	(57)	(143)	102,676	100,473
Employees	2,548	4,944	1,562,165	1,519,680

Federal taxes	(4,065)	73,039	916,170	1,433,437
State taxes	-	-	36,171	29,536
Municipal taxes	-	-	3,554	1,746
Tax, charges and contributions	(4,065)	73,039	955,895	1,464,719

Interest	514,371	1,522,042	2,883,728	6,754,984
Rent	-	-	1,059,007	1,093,048
Other	-	-	2,082	165,750
Third-party capital remuneration	514,371	1,522,042	3,944,817	8,013,782

Income (loss) net for the year	849,619	(4,460,883)	849,619	(4,460,883)
Income for the year attributable to non-controlling interests of Smiles	-	-	252,745	169,643
Remuneration of own capital	849,619	(4,460,883)	1,102,364	(4,291,240)

Value added for distribution (distributed)	1,362,473	(2,860,858)	7,565,241	6,706,941

The accompanying notes are an integral part of the financial statements.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.  Operations

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company established on March 12, 2004, in accordance with Brazilian corporate legislation. The Company is engaged in controlling its subsidiaries: (i) Gol Linhas Aéreas S.A. (currently “GLA”, formerly “VRG Linhas Aéreas S.A.” prior to the change in the corporate name on September 22, 2016), which essentially explores (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; and (b) complementary activities of flight transport services provided in its By-laws; and (ii) Smiles S.A., which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) the sale of redemption rights of rewards related to the loyalty program.

Additionally, the Company is the direct parent Company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance Inc. (“Gol Finance”), Gol LuxCo S.A. (“Gol LuxCo”) and Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”), and indirect parent Company of Webjet Participações S.A. (“Webjet”).

The Company’s registered office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

The Company’s shares are traded on the BM&FBOVESPA and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from BM&FBOVESPA and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to the differentiated corporate governance practices.

GLA is highly sensible to the volatility of the U.S. dollar, since approximately 50% of its costs are denominated in U.S. dollar. To overcome the challenges faced throughout 2016, the Company implemented a plan to maintain its liquidity and resume its operating margin. The plan, executed in 2016, was a success even in a scenario of adversities, due to the following actions:

(a)   Implementation of liquidity initiatives through negotiations with customers and strategic suppliers to maintain solvency in the short term;

(b)   Change in the route network to focus on the operation’s most profitable routes.

(c)   Adjustment and reduction on the number of aircraft maintained in the operation, which reduced the number of seats available, allowing the alignment between supply and demand in the domestic market. In 2016, the Company removed 19 aircraft from its fleet, contributing to the maintenance of the cost structure in sustainable levels.

(d)   Adjustment of the debt and leasing structure, revising the values of the lease agreements, the early settlement of agreements under finance and operational lease, and the offer to exchange debt instruments, which, in addition to the impact from the appreciation of the Brazilian real, resulted in a reduction of approximately R$2 billion in total gross nominal debt.

As a result, for the year ended December 31, 2016, the Company maintained in safe levels its liquidity and ability to respond effectively to the adverse events caused by the instability of the Brazilian economic scenario.

The Company established several initiatives to adjust capacity based on short- and long-term liquidity. The diligent work performed to adjust the fleet size to economic growth and matching seat supply to demand are some of the initiatives implemented to maintain a high load factor. The Company will maintain a solid strategy by means of liquidity initiatives, such as the adjustment of the route network, initiatives to reduce costs and the adjustment of its debt structure.

It is worth noting that, even in a scenario with an outlook for improvement, the Company does not rule out uncertainties in Brazil’s economic and political scenario that may directly impact the effectiveness of the expected returns.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Management understands that the business plan prepared, presented and approved by the Board of Directors on January 31, 2017, shows strong elements to continue as going concern.

On October 21, 2016, the Company announced that it has received requests from the IRS under a supervision to provide specific and concrete clarification of certain expenses incurred during the years 2012 and 2013. After these requests, the Company initiated an internal investigation and hired an independent external audit in order to perform a full investigation and clarification of the facts.

Due to this supervision, on December 12, 2016, the Company entered into a Leniency Agreement with the Federal Prosecutor Office, whereby it undertook, among other things, to pay fines and penalties if the Federal Prosecutor Office did not press criminal or civil charges related to the activities that are the object of the agreement that may represent administrative corruption, among others. There is no evidence that any of the employees, representatives and current managers of the Company were involved in the negotiation of said contracts, or that they were aware of any illegal purposes or that the Company illegally benefitted from said contracts. The external independent audit continues in progress and the Company is not aware of any impacts related to this disclosure that may affect its businesses.

2.  Approval and summary of significant accounting policies applied in preparing the financial statements

These financial statements were approved by the Board of Directors and had their publication authorized at a meeting held on February 16, 2017.

2.1.   Statement of compliance

The Company’s individual and consolidated financial statements have been prepared in accordance with the accounting practices generally accepted in Brazil, the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), implemented in Brazil through the Accounting Pronouncements Committee (“CPC”) and its technical interpretations (“ICPC”) and guidelines (“OCPC”), approved by the Brazilian Securities and Exchange Commission (“CVM”) and Federal Accounting Council (“CFC”).

When preparing the financial statements, the Company uses the following disclosure criteria: (i) regulatory requirements; (ii) the relevance and specificity of the information on the Company’s operations provided to users; (iii) the information needs of the users of the financial statements; and (iv) information from other entities in the same sector, mainly in the international market. Accordingly, Management confirms that all the material information presented in these financial statements is being demonstrated and corresponds to the information used by Management in the course of its duties.

2.2.   Basis of preparation

These financial statements were prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value and investments measured using the equity method.

The Company’s individual and consolidated financial statements for the years ended December 31, 2016 and 2015 have been prepared assuming that it will continue as going concern, realizing assets and the settling liabilities in the normal course of business.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Except for the subsidiary Gol Dominicana, whose functional currency is the U.S. dollar, the functional currency of all the other group entities is the Brazilian real. The presentation currency of the consolidated financial statements is the Brazilian real.

Consolidation criteria

The consolidated financial statements comprise Gol Linhas Aéreas Inteligentes S.A. and its direct and indirect subsidiaries and associates, as follows:

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					12/31/2016	12/31/2015
Extensions (*):
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol LuxCo	06/21/2013	Luxembourg	Financial funding	Direct	100.0	100.0
Subsidiaries:
GLA	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
Webjet	08/01/2011	Brazil	Flight transportation	Indirect	100.0	100.0
Smiles	06/10/2012	Brazil	Frequent flyer program	Direct	53.8	54.1
Gol Dominicana	02/28/2013	Dominican Republic	Non-operational	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Frequent flyer program	Indirect	25.4	21.3

(*) These are entities constituted with the specific purpose of pursuing with the Company’s operations or which represent rights and/or obligations established solely to meet the Company’s needs. They have no management bodies and cannot take independent decisions. The assets and liabilities of these companies are consolidated line by line in the Parent Company’s financial statements.

The Company maintained the same accounting practices applied in previous years in all consolidated entities. All transactions, balances, revenues and expenses between the consolidated entities are fully excluded from the consolidated financial statements.

The summary of the main accounting policies adopted by the Company and its subsidiaries is as follows:

a)     Cash and cash equivalents, short-term investments and restricted cash

The Company classifies under cash equivalents investment funds and securities with immediate liquidity, which, pursuant to the Company’s assessment, are readily convertible to a known amount of cash with insignificant risk of change in value. Restricted cash comprises mainly financial investments measured at fair value through profit or loss, used as guarantees linked to financial instruments and short- and long-term financing. Short-term investments also include exclusive investment funds, which are fully consolidated.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

b)      Trade receivables

Trade receivables are measured based on cost (net of estimated losses from doubtful accounts) and approximate their fair value, given their short-term nature. An allowance for doubtful accounts is recorded for accounts more than 90 days overdue related to cargo sales and sales carried out by travel agencies paid in installments, and for accounts more than 180 days overdue related to sales carried out by partner airlines. Additionally, the Company carries out a case-by-case analysis to assess the risk of default in specific cases.

c)      Inventories

They consist mainly of spare parts and maintenance and replacement materials. Costs are calculated based on the average cost and include the expenses incurred in the acquisition and transportation to their current location. Provisions for inventory obsolescence are recorded for items that are not expected to be realized.

d)      Financial assets and liabilities

The Company measures financial assets and liabilities based on the categories below. The subsequent measurement of a specific item depends on the classification of the instrument, which is determined at initial recognition and annually reviewed in accordance with the Company’s intentions. Said instruments comprise financial investments, investment in debt instruments, trade receivables and other receivables, loans and financing, other payables, other debt and derivative contracts.

Measured at amortized cost: with fixed or determinable payments not quoted in an active market, they are measured at amortized cost based on the effective interest rate method. Monetary restatement, interest and exchange variation, less impairment losses (where applicable), are recognized as financial revenue or expenses in profit or loss, when incurred. The Company’s main assets in this category are the balances of trade receivables, deposits and other receivables, short-and long-term loans and financing (including finance leases) and trade payables.

Measured at fair value through profit or loss or held for trading: interest rates, monetary restatement, exchange variation and variations arising from the fair value measurement are recognized in profit or loss under as finance income or expenses. The Company has investments classified as cash equivalents, short-term investments and restricted cash in this category. The Company does not hold financial instruments held for trading.

Derivatives: changes in fuel prices, interest rates and exchange rates expose the Company and its subsidiaries to risks that may affect their financial performance. In order to mitigate said risks, the Company contracts derivative financial instruments that may or may not be designated for hedge accounting. If they are designated for hedge accounting, they are classified as cash flow hedge or fair value hedge.

•         Not designated for hedge accounting: the Company can contract derivative financial instruments not designated for hedge accounting when the Risk Management goals do not require this classification. Changes in the fair value of operations not designated for hedge accounting are booked directly in the financial result.

•         Designated as cash flow hedge: hedge future revenues or expenses against interest rate variations. The effectiveness of said variations is estimated based on statistical methods of correlation and on the ratio between hedging gains and losses and the variation of hedged costs and expenses. The instruments are effective when the change in the value of the derivatives offsets between 80% and 125% of the impact of the variation of the hedged risk. Effective fair value variations are booked in equity under “Other comprehensive income” until the hedged revenue is recognized in the same line of the income statement in which said item is recognized, while ineffective variations are booked in profit or loss under “Financial Result”, based on the change in the fair value of the instrument. The deferred taxes over hedge transactions are recognized under “Other comprehensive results”, net of taxes, only when there is expectation of the tax credit realization.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Derecognition and write-off: the Company only writes off a financial item when the contractual rights and obligations of the cash flows arising from this item expire, or when it transfers substantially all its risks and benefits to a third party. If the Company does not transfer or retain substantially all the risks and benefits together with the ownership of the financial item, but continues to control or maintain an obligation regarding said object, it recognizes the interest held and the respective liability in payables. If it retains substantially all the risks and benefits of ownership of the transferred financial asset, the asset will continue being recognized by the Company.

Hedge accounting is likely to be discontinued prospectively when (i) the Company and its subsidiaries cancel the hedge relationship; (ii) the derivative instrument matures or is sold, terminated or executed, (iii) the hedged object is unlikely to be realized, or (iv) it no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses previously recognized under “Other comprehensive income” and accrued in equity until that date are recognized in profit or loss when the transaction is also recorded in profit or loss. When the transaction is unlikely to occur, gains or losses accrued and deferred in equity are immediately booked in the result.

e)      Deposits

Deposits for aircraft and engine maintenance: refer to payments in U.S. dollars to lessors for the future maintenance of aircraft and engines. These assets are substantially realized when the deposits are used to pay workshops for maintenance services or through the receipt of funds, in accordance with the negotiations carried out with the lessors. The exchange variation of payments, net of the use for maintenance, is recognized as revenue or expense in the financial result. Management carries out periodical analyses of the recovery of these deposits based on such amounts values on future maintance events, if applicable, and believes that the amounts recorded in the statements of financial position can be realized.

Some agreements establish that the amounts deposited for said operation are not refundable if maintenance is not carried out and said deposits are not used. These amounts are withheld by the lessor and represent payments made for the use of the parts until the date of return. Amounts classified in this category are directly recognized in profit or loss, based on the payments made, under “Maintenance services”.

Additionally, the Company maintains agreements with some lessors to replace deposits with letters of credit, which can be executed by the lessors if aircraft and engine maintenance does not occur in accordance with the inspection schedule. Several aircraft lease agreements do not require maintenance deposits and have the letters of credit to ensure that maintenance occurs in the scheduled periods. Until December 31, 2016, no letter of credit had been executed against the Company.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Deposits and collateral for lease agreements: deposits and guarantees are denominated in U.S. dollar and monthly adjusted for the exchange variation, without interest income, and refundable to the Company at the end of the lease agreements.

f)       Operating leases and sale-leaseback

The portions arising from lease agreements classified as operating leases are recorded as an expense in profit or loss on a straight-line basis during the term of the agreement and presented under “aircraft lease”. The future payments of these agreements do not represent an obligation recorded in the statements of financial position; however, the commitments assumed are presented in Note 26.

Gains or losses arising from the Company’s sale-leaseback transactions classified after the sale of rights as operating lease are recognized as follows:

•         Immediately in profit or loss when the transaction was measured at fair value;

•         If the transaction price was established below or above the fair value, gains or losses are immediately recognized in profit or loss, unless the result is offset by future lease payments below market value (gains or losses are deferred and amortized in proportion to the lease payments during the year the asset is expected to be used);

The balance of deferred losses is recognized as a prepaid expense, while the balance of deferred gains is recognized as other obligations. The segregation between short and long term is recognized in accordance with the contractual term of the lease that originated such transaction.

g)      Property, plant and equipment

Property, plant and equipment items, including rotables, are recorded at the acquisition or construction cost and include interest and other financial charges. Each component of the property, plant and equipment item that has a significant cost in relation to the total amount of the asset is depreciated separately. The estimated economic useful life of property, plant and equipment items, for depreciation purposes, is shown in Note 14.

The estimated market value at the end of the useful life of the item is used as an assumption to calculate the residual value of Company’s property, plant and equipment items. Except for aircraft classified as finance leases, other items do not have a residual value. The assets’ residual value and useful lives are annually reviewed by the Company: any variations arising from changes in the expected realization of these items result in prospective changes, in which the residual value is depreciated based on the remaining period of the new expected useful life.

Property, plant and equipment is tested for impairment when facts or changes in the circumstances show that the carrying amount is higher than the estimated recoverable value.

A property, plant and equipment item is written-off after sale or when there are no future economic benefits resulting from the asset’s continuous use. Any gain or loss from the sale or write-off of an item is determined by the difference between the amount received for the sale and the carrying amount of the asset and is recognized in profit or loss.

Additionally, the Company adopts the following treatment for the groups below:

Advances for aircraft acquisition: refer to prepayments in U.S. dollars to Boeing for the acquisition of 737-800 Next Generation and 737-MAX aircraft. The advances are converted at the historical rate.

Lease agreements: in cases of finance leases agreement, in which the risks and benefits of the leased asset are transferred to the Company, the asset is recognized in the statements of financial position. At the beginning of the lease term, the Company recognizes finance leases as assets and liabilities at amounts equivalent to the fair value of the leased asset or, if lower, at the present value of the lease’s minimum payments. The initially recognized liability is held as financing.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Leased assets are depreciated throughout their useful lives. However, when there is no reasonable certainty that the Company will obtain ownership at the end of the lease, the asset is depreciated throughout its estimated useful lives or during the lease term, whichever is lower.

Other aircraft and engine leases are classified as operating lease and payments are recognized as an expense on a straight-line basis during the term of the agreement.

Aircraft reconfiguration expenses: the Company makes additions to provisions for aircraft reconfiguration, estimating the costs inherent in returns, considering the contractual conditions of the leased aircraft, pursuant to Note 14. After initial recognition, the asset is depreciated on a straight-line basis for the term of the agreement.

Capitalization of major engine and aircraft maintenance expenses:  major maintenance expenses (including labor and replacement parts) are only capitalized when the estimated useful life of the engine or aircraft is extended. These costs are capitalized and depreciated until the next major maintenance stoppage. Any incurred expenses that do not extend the useful life of engines or aircraft, or those related to other aircraft components, are directly recognized in profit or loss.

h)      Intangible assets

These are non-monetary assets without physical property, which are tested for impairment on an annual basis or when there is strong evidence of changes in the circumstances that indicate that the carrying amount may not be recovered.

Goodwill based on the expectation of future profitability: Goodwill is annually tested for impairment by comparing the carrying amount with the recoverable fair value of the cash-generating unit (GLA and Smiles). Management makes judgements and assumptions to assess the impact of macroeconomic and operational changes in order to estimate future cash flows and measure the recoverable value of assets.

Airport operation rights: acquired in the acquisition of GLA and da Webjet and recognized at fair value on the acquisition date, they are not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including permission authorizations and requirements to operate in Brazil and the limited availability of use rights in major airports in terms of air traffic volume. These rights, together with GLA’s cash-generating unit (route network), are tested for impairment on an annual basis or when there are changes in the circumstances that indicate that the carrying amount may not be recovered. No impairment losses have been recorded until now.

Software: software acquisition or development costs that can be separated from a hardware item are separately capitalized and amortized on a straight-line basis during the contract term.

i)       Income and social contribution taxes

Income and social contribution tax expenses consist of the sum of current and deferred taxes.

Current taxes: the provision for income and social contribution taxes is based on taxable income for the year. The calculation is in compliance with the current tax legislation.

Deferred taxes: are recognized on temporary differences, income tax losses and negative basis of social contribution at the end of each reporting period between the asset and liability balances reported in the financial statements and the corresponding tax bases used to calculate taxable income.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The book value of deferred tax assets is reviewed at each reporting date and written off when it is likely that taxable income will no longer be available to allow deferred tax assets to be realized in full or in part.

Deferred taxes of items directly recorded in equity are recorded in equity, rather than in the income statement. Deferred tax items are recognized in accordance with the transaction that originated the deferred tax, in comprehensive income or directly in equity, and evaluated together with other temporary differences regarding their likelihood of realization.

Tax credits arising from tax losses and negative basis of social contribution are recorded based on the expected generation of future taxable income of the parent company and its subsidiaries, pursuant to legal limitations.

The projections of future taxable income on tax losses and negative basis of social contribution are prepared based on the business plans, reviewed annually and approved by the Company’s Board of Directors.

j)       Provisions

Provisions are recognized when the Company has a legal or constructive obligation arising from a past event, and it is likely that it will disburse funds to settle it.

Provision for aircraft return: aircraft under operating lease have a contractual obligation to return the equipment based on pre-defined operating capacity. In these cases, the Company records provisions for return costs, since these are present obligations arising from past events that will generate future disbursements, which are measured with reasonable certainty. These expenses refer mainly to aircraft reconfiguration (interior and exterior), the obtaining of licenses and technical certifications, painting, etc., pursuant to contractual return clauses. The estimated cost is initially recorded at present value. The corresponding entry for the provision for aircraft return is “aircraft reconfiguration/improvements” in property, plant and equipment (see Note 14). After initial recognition, liabilities are restated using the discount rate estimated by the Company by crediting the financial result. Changes in the estimate of expenses to be incurred are recorded prospectively.

Provision for engines return: are estimated based on the minimum contractual conditions in which the equipment must be returned to the lessor, observing the historical costs incurred and the equipment conditions at the moment of the evaluation. Said provisions are recorded in profit or loss as of the time the contractual requirements are met and the next maintenance is scheduled for a date after the engines are expected to be returned. The Company estimates the provision for engine return in accordance with the costs to be incurred and, when the amount can be reliably estimated, the amount of a provision will be the present value of the expenses expected to be required to settle the obligation. The term will be based on the expected date of return of the leased aircraft, i.e., the duration of the lease agreement.

Provision for legal proceedings: Provisions are recognized and reassessed for all lawsuits that represent probable losses in accordance with the individual assessment of each proceeding taking into account the estimated financial outlay. If the Company expects the provision to be reversed in full or in part, the reversal is recognized as separate asset. Expenses related to any provision are recorded in profit or loss for the year, net of any reversals.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

k)      Revenue recognition

Passenger revenue is recognized when air transportation services are effectively provided. Tickets sold but not yet used are recorded as transportation services to be provided and represent deferred revenue of tickets sold to be used on a future date, net of tickets that will expire in accordance with the Company’s expectation (breakage). Breakage is the statistical calculation, based on historical figures, of tickets that expire without being used, i.e., passengers who acquired tickets and are not likely to use them. The Company periodically updates breakage balances in order to reflect the behavior of the expired tickets.

From a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported.

Cargo revenue is recognized when transportation is provided. Other revenues include charter services, sales on board, ticket exchange fees and other additional services and are recognized when the service is performed.

l)       Deferred revenue and miles revenue

The purpose of the Smiles Program is to increase customer loyalty by granting mileage credit to its members. The obligation generated by the issue of miles is measured based on the price at which miles are sold to airline and non-airline partners of Smiles, classified as the fair value of the transaction. Revenue is recognized in profit or loss for the year when miles are redeemed by the members of the Smiles Program in exchange for rewards with its partners.

m)    Share-based payments

Stock options: the fair value of stock options granted to the executives is estimated on the grant date using the Black-Scholes pricing model and the expense is recognized in profit or loss during the vesting period, based on estimates of which shares granted will eventually be acquired with a corresponding increase in equity.

Restricted shares: restricted shares are transferred to the beneficiaries three years after the grant date, provided that the beneficiary maintains its employment relationship up to the end of this period. The transfer occurs through shares held in treasury, whose value per share is determined by the market price on the date it is transferred to the beneficiary. Gains from changes in the fair value of the share between the grant date and the transfer date of the restricted shares are recorded in equity, under “Goodwill on the transfer of shares”.

The impact of the revision of the number of stock options or restricted shares that will not be acquired in relation to the original estimates, if any, is recognized in profit or loss so that the accrued expense reflects the revised estimates with the corresponding adjustment in equity.

n)      Segments

The Company has two operating segments:

Air transportation segment: its operations originate from its subsidiary GLA for the provision of air transportation services and the main assets that generate revenue are the company’s aircraft. Other revenues are mainly originated from cargo operations, excess baggage and cancellation fees, all of which are directly related to air transportation services.

Loyalty program segment: the operations of this segment are represented by the sale of mileage to air and non-air partner companies. This includes the management of the program, the sale of reward redemption rights and the creation and management of an individual and corporate database. The main cash-generating asset is the program’s member portfolio.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

o)      Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate in effect on the transaction date. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate on the reporting sheet date and any difference arising from currency translation is recorded under “Exchange variation, net” in the statement of income.

p)      Value added statement (“DVA”)

Its goal is to demonstrate the wealth created by the Company and its distribution in a given year; it is presented by the Company as required by Brazilian Corporation Law as part of its individual financial statements and as supplementary information to the consolidated financial statements, since it is not provided for or required by IFRS. The value added statements were prepared based on information obtained in the accounting records, pursuant to CPC 09 – “Value added statements”.

q)      Main accounting estimates and assumptions adopted

The preparation of these financial statements often requires Management to make assumptions, judgments and estimates that may affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates since they are based on past experience and several factors deemed appropriate given the circumstances. The revisions of accounting estimates are recognized on the same year in which the assumptions are prospectively revised.

The estimates and assumptions that represent a significant risk of material adjustments to the book value of assets and liabilities are presented below:

Impairment of financial assets: the Company tests all its financial assets for impairment on each reporting date or when there is evidence that the carrying amounts may not be recovered. Any difficulty and/or restriction in the use of financial assets belonging to the Company is an evidence that the impairment test should be performed.

Impairment of non-financial assets: at the end of each year, the Company tests all non-financial assets, especially property, plant and equipment and intangible assets for impairment. The recoverable amounts are calculated by their value in used based on a five-year period, using discounted cash flow assumptions. Any amount below the asset’s carrying amount should be recognized as an impairment loss in profit or loss for the year when it occurred. For further information, see Note 14.

Income tax: The Company believes that the tax positions assumed are reasonable, but recognizes that authorities may question such positions, which may result in additional tax and interest liabilities. The Company recognizes provisions based on considerable judgement by Management. These provisions are reviewed and adjusted to reflect changes in circumstances, such as the expiration of the applicable statute of limitation, tax authorities’ conclusions, additional exposure based on the identification of new legal issues or decisions impacting certain tax issues. Actual results may differ from the estimates.

Breakage: as part of the revenue recognition process, issued tickets that will not be used and mileage that will not be redeemed are estimated and recognized as revenue during the term of maturity of the client’s right to use them. These estimates, referred to as breakage, are annually reviewed and are based on historical data of expired tickets and mileage.

Allowance for doubtful accounts: an allowance for doubtful accounts is recognized in an amount considered sufficient to cover eventual losses in the realization of trade receivables. The Company assesses its receivables portfolio on a regular basis and, based on historical data and risk analyses on a customer by customer basis, recognizes a provision for securities with low expectation of being realized.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Provision for legal proceedings: the provision is recognized based on the assessment of available evidence, including the opinion of the Company’s internal and external legal counsel, the nature of the proceedings and past experience. In addition, provisions are reviewed on a regular basis and Management believes that the amounts recognized are compatible with the likelihood of loss of each proceeding. Nevertheless, material changes in court rulings may significantly impact the Company’s financial statements.

Provision for aircraft return: the Company records a provision for aircraft return considering the costs to be incurred when the aircraft is returned and contractual conditions by debiting property, plant and equipment.

Provision for engine return: is calculated based on the estimate corresponding to the contractual obligation for the return of each engine and for recorded in profit or loss in interval between the last maintenance and the date of return of the components.

Fair value of financial instruments: when the fair value of financial assets and liabilities presented in the statements of financial position cannot be quoted in active markets, it is determined using valuation techniques, including the discounted cash flow method. The data used in these methods are based on those practiced by the market, when possible; however, when this is not possible, a certain level of judgment is required to determine the fair value. The judgment includes considerations about the data used, such as liquidity risk, credit risk and volatility. Changes in the assumptions about these factors could affect the fair value of the financial instruments.

2.3.   New standards, amendments and interpretations of standards

IFRS 9 (CPC 48) – Financial instruments:

In July 2014, IASB issued the final version of “IFRS 9 – Financial Instruments”, which reflects all the phases of the financial instrument project and replaces “IAS 39 – Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption being permitted. The Company intends to adopt the standard on the effective date. This standard must be applied retrospectively; however, it is not mandatory to present comparative data. The adoption of IFRS 9 will affect the classification and measurement of the Company’s financial assets and, based on the instruments in effect until the moment, the Company does not expect significant impacts on the classification and measurement of its financial liabilities.

IFRS 15 (CPC 47) – Revenue from Contracts with Customers

In 2014, the International Accounting Standards Board (IASB) issued standard IFRS15 - Revenue from Contracts with Customers, which will be in effect for fiscal years beginning on or after January 1, 2018. IFRS15 (CPC47 - under public hearing process) presents revenue recognition principles based on a five-step model to be applied to all contracts with customers, in accordance with the entity’s performance requirements. The Company expects to adopt the new standard on the date it becomes effective using the full retrospective method. In 2016, the Company carried out a preliminary assessment of IFRS 15, which is subject to changes due to more detailed analyses that are still in progress. Among the main challenges for the adoption of IFRS 15, the Company believes that the recognition of the following revenues may change compared with the current format:

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

a) Passenger revenue arising from shared flight agreements: corresponds to agreements where two or more airlines unite to deliver air transportation services. In situations when the Company will work as the principal, revenue will be recognized based on the gross value of the transaction (price of the ticket to the final customer), rather than on the portion that corresponds only to the service provided by the Company.

b) Ancillary revenue: comprises all revenue linked to air transportation services, such as excess baggage, rebooking fees, refunds, among others. These revenues must be assessed and classified as “distinct” or “related to the main service”, and are recognized when incurred. In this regard, the Company does not expect significant changes, since these revenues are already recognized based on their nature, at the moment of recognition of passenger transportation revenue. Accordingly, the recognition of ancillary revenue is already aligned with the new standard.

c) Recognition of revenue from the loyalty program: considering that the Smiles program works as a separate entity and that the allocation of the fair value corresponds to the amount for which the mile has been sold, the Company does not expect any material impact on the calculation of the transaction price for separate performance obligations.

d) Breakage revenue: comprises the expectation of mileage and tickets that are not likely to be used by the customer. To recognize these revenues, the Company uses analysis tools and statistical data that allow the estimate to be calculated with a reasonable level of certainty. Given the standard’s specific requirements regarding this, the Company does not believe that the implementation of IFRS 15 will cause material impacts.

Although the pronouncement allows for early adoption as of January 1, 2017, the Company will only adopt the new standard as of January 1, 2018. Additionally, the Company will continue assessing the impacts from the adoption of the new standard and will disclose additional impacts as the analyses are concluded.

IFRS 16 – Leases

In January 2016, the IASB issued the final version of “IFRS 16 – Leases”, which establishes the principles for recognizing, measuring and disclosing leases. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. Internationally, initial adoption is permitted as of January 01, 2018, but in Brazil early adoption of this standard is not permitted by the CVM. IFRS 16 establishes that, for most leases, the lessor will recognize an asset related to the right of use of the identified asset, as well as the liability related to the lease. Since 96 of the Company’s 130 aircraft are leased, the adoption of this standard will have a material impact on the Company, with the potential increase in the assets corresponding to the right of use and liabilities corresponding to leases, which will be recorded in the statements of financial position as of the adoption date.

Additionally, the following new standards, amendments and interpretations were issued or revised by IASB and applied for the first time in 2016:

•     Amendments to IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization – The amendments are applicable prospectively for annual periods beginning on or after January 1, 2016;

•     Amendments to IAS 27 – Equity Accounting in Separate Financial Statements – The amendments are applicable prospectively for annual periods started on or after January 1, 2016;

Annual improvements –2012-2014 Cycle – Applicable to annual periods started on or after July 1, 2016;

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

•     IFRS 7 Financial Instruments – Disclosure: (i) clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset and, (ii) the applicability of the amendments to IFRS 7 to the condensed interim financial information. This amendment must be applied retrospectively;

•     IAS 34 Preparation and disclosure of interim financial reporting. This amendment must be applied retrospectively;

•     Amendment to IAS 1 – Disclosure Initiative – The amendments are applicable prospectively to annual periods beginning on January 1, 2016, with early adoption being allowed;

•     Amendments to IFRS 10, IFRS 12 and IAS 28 – Investment Entities: Applying the Consolidation Exception – The amendments are applicable prospectively to annual periods beginning on January 1, 2016, with early adoption being allowed.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the result or equity disclosed by the Company.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

3.  Cash and cash equivalents

	Parent Company		Consolidated
	2016	2015	2016	2015
Cash and bank deposits	17,978	369,924	246,528	629,638
Cash equivalents	39,400	17,399	315,679	442,694
	57,378	387,323	562,207	1,072,332

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	2016	2015	2016	2015
Private bonds	31,267	17,018	45,882	207,997
Investment funds	8,133	381	269,797	234,697
	39,400	17,399	315,679	442,694

As of December 31, 2016, the private securities were comprised by private bonds (Bank Deposit Certificates - “CDBs”), repos and time deposits, paid at a weighted average rate equivalent to 52% (97% as of December 31,  2015) of CDI rate.

Investment funds classified as cash equivalents have high liquidity and are readily convertible to a known amount of cash with insignificant risk of change in value.

4.  Short-term investments

	Parent Company		Consolidated
	2016	2015	2016	2015
Private bonds	-	195,293	77,080	196,283
Government bonds	-	-	41,104	12,769
Investment funds	49	-	313,049	282,668
	49	195,293	431,233	491,720

As of December 31, 2016, the private bonds were represented by time deposits and short-term investments with first-rate financial institutions, paid at a weighted average rate equivalent to 38% (110% as of December 31,  2015) of CDI rate.

Government bonds are primarily represented by LFT, LTN and NTN yielding an average 102% (98% as of December 31, 2015) of the CDI rate.

Investment funds include private funds and bonds remunerated at a weighted average rate of 101% (83% as of December 31, 2015) of the CDI rate. subject to significant changes in the amounts.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

5.  Restricted cash

	Parent Company		Consolidated
	2016	2015	2016	2015
Margin deposit for hedge transactions (a)	-	-	-	101,075
Escrow deposits for letter of guarantee (b)	2,114	3,134	15,721	359,604
Escrow deposits (c)	29,360	30,577	67,345	63,978
Escrow deposits - Leases (d)	-	-	78,015	158,835
Escrow deposits - Citibank (e)	-	48,810	-	48,810
Other restricted deposits	1,182	262	7,688	3,102
	32,656	82,783	168,769	735,404

Current	-	59,324	-	59,324
Noncurrent	32,656	23,459	168,769	676,080

(a)     The balance as of December 31, 2015 refers to US$27,411, denominated in U.S. dollars and remunerated by Libor rate (average remuneration of 0.5% p.a.).

(b)    In the year ended December 31, 2016, the Company repaid loans from Banco Safra and therefore redeemed the amount of R$117,618 related to GLA’s guaranteed operations and R$68,333 related to Webjet’s guaranteed operations. Additionally, the Company redeemed R$100,000 relating to Finimp transactions settled (see Note 16). The remaining amounts relate primarily to court deposits related to labor claims and Finimp agreements.

(c)     The amount of R$29,360 (parent company and consolidated) refers to a contractual guarantee for STJs related to PIS and Cofins on interest attributable to shareholders’ equity paid to GLAI as described in Note 20. The other amounts relate to guarantees of GLA letters of credit.

(d)    Related to deposits required to obtain letters of credit for aircraft operating leases from GLA.

(e)     The balance as of December 31, 2015 refers to additional escrow deposits with Delta Air Lines for issuing credit with surety. In the year ended December 31, 2016, the Company had not exceeded the contractual limits that would require a deposit of this type, therefore the balance was fully redeemed.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

6.  Trade Receivables

	Consolidated
	2016	2015
Local currency:
Credit card administrators	345,798	115,236
Travel agencies	228,089	248,644
Cargo agencies	41,926	31,916
Airline partner companies	4,153	3,056
Other	66,774	52,651
	686,740	451,503
Foreign currency:
Credit card administrators	49,104	32,725
Travel agencies	16,323	9,704
Cargo agencies	2,215	321
Airline partner companies	31,200	18,756
Other	8,837	-
	107,679	61,506
	794,419	513,009
Allowance for doubtful accounts	(34,182)	(50,389)
	760,237	462,620

The aging list of trade receivables is as follows:

	Consolidated
	2016	2015
Not yet due	664,317	420,194
Overdue until 30 days	19,117	14,253
Overdue 31 to 60 days	5,623	7,500
Overdue 61 to 90 days	7,843	3,376
Overdue 91 to 180 days	23,109	10,071
Overdue 181 to 360 days	24,279	21,199
Overdue above 360 days	50,131	36,416
	794,419	513,009

The changes in allowance for doubtful accounts are as follows:

	Consolidated
	2016	2015
Balance at the beginning of the year	(50,389)	(83,837)
Additions	(9,806)	(39,287)
Write-off of unrecoverable amounts	16,250	57,514
Recoveries	9,763	15,221
Balance at the end of the year	(34,182)	(50,389)

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

7.  Inventories

	Consolidated
	2016	2015
Consumables	27,281	28,677
Parts and maintenance materials	160,884	176,804
Other	6,867	6,199
Provision for obsolescence	(12,444)	(12,444)
	182,588	199,236

The changes in provision for inventory obsolescence are as follows:

	Consolidated
	2016	2015
Balances at the beginning of the year	(12,444)	(12,858)
Additions	-	(2,273)
Write-off and reversal	-	2,687
Balances at the end of the year	(12,444)	(12,444)

8.  Deferred and recoverable taxes

8.1. Recoverable taxes

	Parent Company		Consolidated
	2016	2015	2016	2015
Prepaid and recoverable income and social contribution taxes	24,377	23,097	51,215	78,775
Withholding income tax (IRRF)	2,198	166	9,601	6,803
PIS and COFINS	-	-	16,908	17,465
Withholding tax of public institutions	-	-	8,130	14,378
Recoverable value added tax - IVA	-	-	12,044	11,252
Other	-	-	1,449	2,786
Total	26,575	23,263	99,347	131,459

Current	9,289	5,980	27,287	58,074
Noncurrent	17,286	17,283	72,060	73,385

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

8.2. Deferred tax assets (liabilities) – Long term

	GLAI		GLA		Smiles		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015
Income tax losses	9,149	5,122	-	-	-	-	9,149	5,122
Negative basis of social contribution	3,294	1,844	-	-	-	-	3,294	1,844
Temporary differences:
Mileage program	-	-	9	5,422	-	-	9	5,422
Allowance for doubtful accounts and other credits	-	-	13,697	13,817	126	163	13,823	13,980
Provision for losses on GLA’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal proceedings and tax liabilities	966	986	16,352	11,076	169	456	17,487	12,518
Aircraft return	-	-	32,515	39,731	-	-	32,515	39,731
Derivatives classified in Other comprehensive income (a)	-	-	-	92,179	-	-	-	92,179
Derivative transactions not settled	-	-	7,484	(4,453)	-	-	7,484	(4,453)
Derivative transactions settled	-	-	(5,849)	-	-	-	(5,849)	-
Tax benefit due to goodwill incorporation (b)	-	-	-	-	29,177	43,765	29,177	43,765
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	(148,581)	(167,577)	-	-	(148,581)	(167,577)
Reversal of goodwill amortization on GLA’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leases	-	-	30,589	75,051	-	-	30,589	75,051
Other (c)	-	-	53,299	26,934	33,193	29,039	117,577	82,386
Total deferred income and social contribution taxes - Noncurrent	13,409	7,952	(338,020)	(245,355)	62,665	73,423	(230,861)	(137,567)

(a)     The Company analyzed the expectation of realization of the asset together with the realization of negative temporary differences and, as a result, recorded a write-off in the year ended December 31, 2016 with a corresponding entry in “other comprehensive income” in equity

(b)    Related to the tax benefit from the reverse merger of G.A. Smiles Participações S.A. by Smiles. Under the terms of the current tax legislation, goodwill arising from the transaction will be a deductible expense when calculating income and social contribution taxes.

(c)     The R$31,085 portion of taxes on unrealized profits from transactions between GLA and Smiles is recognized directly in Consolidated (R$26,413 as of December 31, 2015).

The Company and its directly held subsidiary GLA and indirectly held subsidiary Webjet show income tax losses and negative basis of social contribution on taxable income to be offset against 30% of annual taxable income, with no prescription period, in the following amounts:

	Parent Company (GLAI)		Directly held subsidiary (GLA)		Indirectly held subsidiary (Webjet)
	2016	2015	2016	2015	2016	2015
Income tax losses	190,125	175,583	3,971,845	3,202,891	867,403	870,646
Negative basis of social contribution	190,125	175,583	3,971,845	3,202,891	867,403	870,646

On December 31, 2016, tax credits arising from tax losses and negative basis of social contribution were recognized based on the expected generation of future taxable income of the parent company and its subsidiaries, pursuant to legal limitations. The projections of future taxable income tax losses and negative basis of social contribution were prepared based on the business plans and approved by the Company’s Board of Directors on January 31, 2017.

The Company’s Management considers that the deferred assets and liabilities recognized as of December 31, 2016 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The analysis of the realization of deferred tax assets was prepared on a company basis, as follows:

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

GLAI: the Company has tax credits of R$65,618, of which R$64,643 is related to tax losses and negative base for social contribution and R$975 is related to temporary differences, with realization supported by the long-term plan of the Company. However, in the year ended December 31, 2016, the Company assessed the projections of results and did not recognize the amount of R$52,201 related to credits on tax losses and negative base for social contribution.

GLA: GLA has tax credits arising from tax losses and negative basis of social contribution in the amount of R$1,350,427. However, in view of recent events on the political scenario in Brazil, instability of the economic environment, constant fluctuations in the U.S. dollar exchange rate and other variables that significantly affect the projections of future results, as well as the history of losses in recent years, GLA did not recognize tax credits arising from tax losses and negative basis of social contribution in their entirety. Additionally, the Company analyzed the realization of deferred tax assets on temporary differences and limited the recognition based on the expected realization of deferred tax liabilities on temporary differences. As a result, the Company did not recognize the net amount of R$538,668 of deferred income and social contribution taxes on temporary difference.

Smiles: Smiles does not have tax losses and negative calculation base for social contribution. Therefore, the deferred tax credit is composed only by temporary differences which, according to the history and projections of taxable results, have an expectation of realization.

Webjet: the forecast did not present sufficient taxable income to be realized over future periods and, as a result, tax credits of R$294,917 have not been recorded.

The reconciliation of effective income tax rates and social contribution charges for the year ended December 31, 2016 is as follows:

	Parent Company		Consolidated
	2016	2015	2016	2015
Income (loss) before income and social contribution taxes	844,162	(4,389,763)	1,361,422	(3,447,100)
Combined tax rate	34%	34%	34%	34%
Income and social contribution tax credits at the combined tax rate	(287,015)	1,492,519	(462,883)	1,172,014
Adjustments to calculate the effective tax rate:
Equity results	(6,445)	(1,129,399)	(435)	(1,340)
Tax Income (losses) from wholly-owned subsidiaries	56,239	(81,841)	56,239	(83,702)
Income tax on permanent differences and others	-	59	3,803	1,920
Nontaxable revenues (nondeductible expenses), net	(442)	(1,691)	(41,913)	(111,828)
Interest on equity	(4,134)	(5,505)	3,543	4,673
Exchange variation on foreign investments	246,721	(292,530)	242,190	(502,938)
Tax benefit on tax losses and temporary differences not constituted	533	(52,732)	(59,602)	(1,322,939)
Income and social contribution tax expenses	5,457	(71,120)	(259,058)	(844,140)

Current income and social contribution taxes	-	(11,031)	(257,944)	(196,140)
Deferred income and social contribution taxes	5,457	(60,089)	(1,114)	(648,000)
	5,457	(71,120)	(259,058)	(844,140)
Effective rate	-	-	(19.03%)	-

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

9.  Deposits

	Parent Company		Consolidated
	2016	2015	2016	2015
Judicial deposits (a)	38,760	31,281	432,182	329,248
Maintenance deposits (b)	-	-	584,149	515,940
Deposits in guarantee for lease agreements (c)	-	-	172,661	174,886
	38,760	31,281	1,188,992	1,020,074

(a)    Judicial deposits

Judicial deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the judicial deposits is related to civil and labor claims arising from the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of December 31, 2016, the blocked amounts regarding Varig’s succession lawsuit and third-party lawsuits were R$101,352 and R$77,695, respectively (R$92,496 and R$75,406 as of December 31, 2015, respectively).

(b)   Maintenance deposits

The Company made deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company, as lessee, neither from the contractual obligations relating to maintenance nor from risk associated with maintenance activities. The Company holds the right to select any of the maintenance service providers or to perform such services internally.

The Company has two categories of maintenance deposits:

i. Maintenance guarantee: refers to individual deposits refunded at the end of the agreement, which may also be used in maintenance events, depending on negotiations with lessors. The balance as of December 31, 2016 was R$336,318 (R$254,758 as of December 31, 2015).

ii. Maintenance reserve: refers to amounts paid monthly based on the use of the parts, which can be used in maintenance events, pursuant to the agreement. As of December 31, 2016, the balance of these reserves was R$247,831 (R$261,182 as of December 31, 2015).

(c)    Deposits in guarantee for lease agreements

As required by its lease agreements, the Company holds guarantee deposits in U.S. dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

10. Transactions with related parties

10.1.           Loan agreements - noncurrent assets and liabilities

Parent Company

       The Company's asset and liability inter-company accounts with GLA have no sureties or guarantees, as shown in the table below:

	Assets		Liabilities
	2016	2015	2016	2015
GLAI - GLA	37,855	61,711	-	1,503
GAC - GLA	281,630	98,085	21,490	25,734
Gol LuxCo - GLA (*)	1,553,865	722,845	328	-
	1,873,350	882,641	21,818	27,237

(*) In the year ended December 31, 2016, GLA carried out several loan operations totaling US$275,000. These funds originate from the settlement of the outstanding operations between Gol LuxCo and GAC.

Additionally, the Parent company has inter-company accounts involving Gol LuxCo, Finance and GAC, as shown below:

	Assets		Liabilities
	2016	2015	2016	2015
GAC - GLAI	-	3,514	123,298	151,240
GAC - Gol Finance	-	-	1,096,749	1,297,931
Gol LuxCo - GAC	437,559	1,418,629	-	-
Gol LuxCo - GLAI	-	-	23,675	-
Gol LuxCo - Gol Finance	863,596	795,232	734,848	880,438
	1,301,155	2,217,375	1,978,570	2,329,609

These transactions are eliminated in the Parent company's accounts since they took place in offshore entities considered extensions of the Company's own operations, as per Note 2.2.a.

10.2.           Transportation and consulting services

All agreements related to transportation and consulting services were entered into by GLA, our subsidiary. The companies with which the Company entered into agreements are listed below, together with the object of the agreements and their main contractual conditions:

Breda Transportes e Serviços S.A.: provides airport shuttle services for passengers, luggage and employees. Pursuant to the agreement, prices may be adjusted at 12-month intervals to hold for the same period through an amendment to be signed by the parties, monetarily restated annually based on the IGPM fluctuation (General Market Price Index from Getulio Vargas Foundation). This agreement is currently being renewed.

Expresso União Ltda.: provides transportation to employees, and the agreement expires on April 2, 2018.

Pax Participações S.A.: provides consulting and advisory services, and the agreement expires on April 30, 2017.

Aller Participações: provides air cargo transportation services, and the agreement has no expiration date.

Limmat Participações S.A.: provides air cargo transportation services, and the agreement has no expiration date.

As of December 31, 2016, the GLA subsidiary recognized a total expense related to these services in the amount of R$13,013 (R$16,106 as of December 31, 2015). On the same date, the balance payable to the 'related companies - suppliers' line item was R$800 (R$2,085 as of December 31, 2015), and was mainly related to services provided by Breda Transportes e Serviços S.A.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

10.3.           Agreements to open UATP (“Universal Air Transportation Plan") account with credit limit granted

In September 2011, GLA entered into agreements with the related parties Pássaro Azul Taxi Aéreo Ltda., Empresa de Ônibus Pássaro Marrom S/A., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos Ltda., Empresa Princesa Do Norte S.A., Expresso União Ltda., Breda Transporte e Serviços S.A., Oeste Sul Empreendimentos Imobiliários S.A. Spe., Empresa Cruz De Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações S.A., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Limmat Participações S.A., Turb Transporte Urbano S.A. and Vaud Participações, all with no expiration date, whose purpose is to issue credits to airline tickets purchase issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between participating companies.

10.4.           Financing contract for engine maintenance

              GLA has a line of funding for maintenance of engines services, which is drawn on by issuing Guaranteed Notes. As of December 31, 2016, GLA holds one series of Guaranteed Notes for maintenance of engines issued on March 13, 2015, maturing within three years. Delta Air Lines is the guarantor for the Guaranteed Notes.

As of December 31, 2016, the balance of engine maintenance funding recorded under "loans and financing" item was R$53,417 (R$136,885 as of December 31, 2015), as described in Note 16.

In the year ended December 31, 2016, expenses incurred for engine maintenance services provided by Delta Air Lines amounted to R$210,220 (R$307,658 as of December 31, 2015).

10.5.         Term loan guarantee

On August 31, 2015, through its Gol LuxCo subsidiary, the Company issued a term loan in the amount of US$300,000 through Morgan Stanley, with a term of 5 years and effective interest rate of 6.7% p.a. The Company had an additional backstop guarantee from Delta Air Lines.  For further information, see Notes 5e and 16.

10.6.           Strategic business partnership

On February 19, 2014, the Company signed a strategic partnership agreement for long-term business cooperation with Air France-KLM with the purpose of improving sales activities and expanding flight and benefits sharing through mileage programs between companies for the customers in the Brazilian and European markets.

The agreement provides for the incentive investment in the Company in the amount of R$112,152, fully paid to the Company. The agreement will mature within 5 years and the installments will be amortized on a monthly basis. As of December 31, 2016, the Company has deferred revenues in the amount of R$22,430 and R$26,169 recorded under "Other liabilities" in the current and noncurrent liabilities, respectively (R$28,130 and R$48,599 as of December 31, 2015, in the current and noncurrent liabilities, respectively).

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

10.7.          Remuneration of key management personnel

	Consolidated
	2016	2015
Salaries and benefits (*)	38,134	28,700
Related taxes and charges	4,690	5,352
Share-based payments	11,226	10,469
	54,050	44,521

(*) Includes the Board of Directors’ and Audit Committee’s compensation.

As of December 31, 2016 and 2015, the Company did not offer post-employment benefits, and there were no severance benefits or other long-term benefits for its employees. Specific benefits can be evaluate to the Company’s key management personnel, limited to a short-term period.

11. Share-based payments

The Company has two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both plans stimulate and promote the alignment of the Company’s goals with management and employees, mitigate risks for the Company’s value added resulting from the loss of executives and strengthen the productivity and commitment of these executives to long-term results.

GLAI

a)     Stock options plan

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options become vested 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. In all option plans, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the BM&FBOVESPA.

Stock options plan
Option year	Date of Board Meeting	Total options granted	Number of options outstanding	Average exercise price (in Reais)	Average fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2008	12/20/2007	190,296	29,066	45.46	29.27	40.95%	0.86%	11.18%	0.8
2009 (a)	02/04/2009	1,142,473	149,000	10.52	8.53	76.91%	-	12.66%	2.0
2010 (b)	02/02/2010	2,774,640	832,836	20.65	16.81	77.95%	2.73%	8.65%	3.0
2011	12/20/2010	2,722,444	739,062	27.83	16.07 (c)	44.55%	0.47%	10.25%	3.9
2012	10/19/2012	778,912	430,272	12.81	5.32 (d)	52.25%	2.26%	9.00%	5.7
2013	05/13/2013	802,296	460,247	12.76	6.54 (e)	46.91%	2.00%	7.50%	6.3
2014	08/12/2014	653,130	432,846	11.31	7.98 (f)	52.66%	3.27%	11.00%	7.6
2015	08/11/2015	1,930,844	1,450,939	9.35	3.37 (g)	55.57%	5.06%	13.25%	8.6
2016	06/30/2016	5,742,732	4,467,787	2.62	1.24 (h)	98.20%	6.59%	14.25%	9.5
		16,737,767	8,992,055	9.14					7.7

a)    In April 2010, an additional grant of 216,673 shares referring to the 2009 plan was approved.

b)    In April 2010, an additional grant of 101,894 shares referring to the 2010 plan was approved.

c)    The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

d)    The fair value is calculated by the average value from R$6.04 R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

e)    The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

f)     The fair value is calculated by the average value from R$8.20 R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

g)    The fair value is calculated by the average value from R$3.60, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

h)    On July 27, 2016, an additional grant of 900,000 shares referring to the 2016 plan was approved. The fair value was calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective periods of vesting (2017, 2018 and 2019).

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Changes in stock options in the year ended December 31, 2016:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2015	5,359,460	16.35
Options granted	5,742,732	2.62
Options cancelled and adjustments in estimated prescribed rights	(2,110,137)	9.54
Options outstanding as of December 31, 2016	8,992,055	9.14

Number of options exercisable as of:
December 31, 2015	4,079,448	18.43
December 31, 2016	6,214,124	13.66

b)    Restricted share plan

The Company’s restricted share plan was approved at the Extraordinary Shareholders’ Meeting of October 19, 2012, and the first grants were approved at the Board of Directors’ Meeting of November 13, 2012.

Restricted shares plan
Option year	Date of Board Meeting	Total shares granted	Shares outstanding	Average fair value at grant date (in Reais)
2014	08/13/2014	804,073	504,775	11.31
2015	04/30/2015	1,207,037	910,174	9.35
2016	06/30/2016	4,007,081	3,194,307	2.62
		6,018,191	4,609,256

Changes in restricted shares in the year ended December 31, 2016:

Total restricted shares
Vested shares as of December 31, 2015	2,009,193
Restricted shares granted	4,007,081
Restricted shares transferred (*)	(632,976)
Restricted shares cancelled and adjustments in estimated expired rights	(774,042)
Vested shares as of December 31, 2016	4,609,256

(*) The restricted shares transferred totaled R$1,866.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Smiles

Stock options plan

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options become vested 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. In all option plans, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the BM&FBOVESPA.

	Stock options plan
Option year	Date of Board Meeting	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Average fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2013	08/08/2013	1,058,043	54,003	21.70	4.25 (a)	36.35%	6.96%	7.40%	6.6
2014	02/04/2014	1,150,000	429,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	7.0
		2,208,043	483,053

(a)   Average fair value in Brazilian reais calculated for the stock options was R$4.84 and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b)   Average fair value In Brazilian reais calculated for the stock options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective periods of vesting from 2014 to 2018.

Changes in stock options in the year ended December 31, 2016:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2015	1,039,728	29.59
Options exercised	(556,675)	12.74
Options outstanding as of December 31, 2016	483,053	30.21

In the year ended December 31, 2016, the Company recorded in equity share-based payments in the amount of R$12,658 attributable to controlling shareholders and R$413 to non-controlling interests of Smiles (R$13,516 attributable to controlling shareholders and R$836 to non-controlling interests of Smiles in the year ended December 31, 2015) for the above-mentioned plans, with a counter entry in profit or loss under personnel costs.

12. Investments

Investments in the GAC, Gol Finance and Gol LuxCo offshore subsidiaries were essentially seen as an extension of the Company and summed line by line with the GLAI parent company. Therefore, only Smiles, GLA and Gol Dominicana are treated as investments in the GLAI parent company.

The balance of investments in the consolidated figures reflects the 25.4% share of the capital of Netpoints Fidelidade S.A. held by the Smiles subsidiary, together with the investment in SCP Trip held by the GLA subsidiary, both recognized under the equity method.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Investments for the year ended December 31, 2016:

	Parent Company				Consolidated
	Gol Dominicana	GLA	Smiles	Total	Trip	Netpoints (d)	Total
Relevant information of the subsidiaries as of December 31, 2016:
Total number of shares	-	4,619,138,156	123,626,952		-	130,492,408
Capital stock	9,376	4,102,670	181,822		2,083	75,351
Interest	100.0%	100.0%	53.8%		60.0%	25.4%
Total equity	-	(3,074,190)	635,347		3,395	(14,991)
Unrealized accumulated profits (a)	-	-	(60,343)		-	-
Goodwill on investments	-	-	-		-	15,184
Adjusted equity (b)	-	(3,074,190)	281,758		2,038	15,184
Net income (loss) for the year	8	(304,847)	544,129		2,081	(29,050)
Unrealized profits in the year (a)	-	-	(9,644)		-	-
Adjusted net income for the year	8	(304,847)	285,884		1,250	(2,530)

Changes in investments:
Balances as of December 31, 2015	(1,115)	(2,985,687)	213,219	(2,773,583)	2,781	15,643	18,424
Equity results	8	(304,847)	285,884	(18,955)	1,250	(2,530)	(1,280)
Exchange variation from subsidiaries abroad	1,107	-	-	1,107	-	-	-
Unrealized gains (losses) on hedges	-	31,710	-	31,710	-	-	-
Equity interest dilution effects	-	-	2,872	2,872	-	-	-
Capital increase	-	-	-	-	-	3,439	3,439
Advances for capital increase	-	191,587	-	191,587	-	-	-
Effects of changes in equity interest	-	-	-	-	-	(1,368)	(1,368)
Dividends and interest on equity	-	-	(220,217)	(220,217)	(1,993)	-	(1,993)
Amortization of losses on sale-leaseback transactions (c)	-	(6,953)	-	(6,953)	-	-	-
Balances as of December 31, 2016	-	(3,074,190)	281,758	(2,792,432)	2,038	15,184	17,222

(a)     Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated statements are only accrued when program members are actually transported by GLA.

(b)    Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

(c)     The subsidiary GAC has a net balance of deferred losses and gains on sale-leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary GLA. Accordingly, the net balance to be deferred is essentially part of the net investment of the Parent Company in GLA. The net balance to be deferred in the year ended December 31, 2016 was R$9,960 (R$16,913 in the year ended December 31, 2015). For further information, see Note 26.2.

(d)    In September 2016, the Board of Directors of Smiles approved the subscription of the capital increase of its associate Netpoints through the issue of 20,230,201 new shares. Accordingly, the interest in Netpoints from Smiles increased from 21.3% to 25.4%.

13. Earnings per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Preferred shares hold economic power and the right to 35 times more dividends than common shares. The Company believes that the economic power of preferred shares is more than that of common shares. Accordingly, the result of the year attributed to the controlling shareholders is proportionally allocated in relation to the total economic participation of the amount of common and preferred shares.

Basic earnings per share are calculated by dividing the year's net income attributable to controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. The Company has only one category of potentially dilutive shares, namely stock options, as described in Note 11. For the years ended December 31, 2016 and 2015, only the option plan granted in 2016 had exercise prices higher than the accumulated market average price (in the money) and, therefore, has a dilutive effect. The other plans, presented lower exercise prices than the average of the accumulated market prices (out of money), and have non-dilutive effect, so were not considered in the total number of shares in circulation.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company and Consolidated
	2016		2015
	Common	Preferred	Common	Preferred
Numerator
Net income (loss) for the year attributable to controlling shareholders	353,129	496,490	(2,123,945)	(2,336,938)
	353,129	496,490	(2,123,945)	(2,336,938)
Denominator
Weighted average number of outstanding shares (in thousands) (*)	5,035,037	202,261	5,035,037	158,285
Dilutive securities effect	-	347	-	-
Adjusted weighted average number of outstanding shares and diluted conversions summarized (in thousands) (*)	5,035,037	202,607	5,035,037	158,285

Basic earnings (losses) per share	0.070	2.455	(0.422)	(14.764)
Diluted earnings (losses) per share	0.070	2.450	(0.422)	(14.764)

(*) The weighted average considers the split of one common share for 35 common shares approved at the Extraordinary Shareholders’ Meeting held on March 23, 2015. The earnings per share presented herein reflects the economic rights of each class of shares.

14. Property, plant and equipment

Parent Company

On December 31, 2016, the Company did not have balances of advances for the acquisition of aircraft related to contract renegotiations carried out throughout the year, due to the change in the aircraft delivery schedule (R$555,519 as of December 31, 2015). In addition, the residual value of the ownership rights on the aircraft totaled R$323,013 (R$427,300  as of December 31, 2015), both realized by the GAC subsidiary.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Consolidated

	2016				2015
	Weighted annual depreciation	Cost	Accumulated depreciation	Net amount	Net amount
	rate
Flight equipment:
Aircraft held under finance leases (a)	5.6%	2,146,115	(734,183)	1,411,932	2,081,973
Sets of replacement parts and spare engines	5.6%	1,256,494	(451,520)	804,974	823,875
Aircraft reconfigurations/overhauling	13.1%	1,432,398	(816,586)	615,812	611,068
Aircraft and safety equipment	20%	877	(410)	467	723
Tools	10%	30,763	(16,146)	14,617	12,834
		4,866,647	(2,018,845)	2,847,802	3,530,473

Impairment losses (b)	-	(30,726)	-	(30,726)	(28,904)
		4,835,921	(2,018,845)	2,817,076	3,501,569

Property, plant and equipment in use:
Vehicles	20%	11,200	(9,540)	1,660	1,825
Machinery and equipment	10%	57,635	(35,292)	22,343	24,298
Furniture and fixtures	10%	26,345	(16,284)	10,061	7,852
Computers and peripherals	20%	41,184	(33,783)	7,401	9,364
Communication equipment	10%	2,656	(1,833)	823	865
Facilities	10%	1,553	(1,221)	332	445
Maintenance center - Confins	10%	107,127	(69,031)	38,096	49,779
Leasehold improvements	20%	26,854	(18,606)	8,248	14,752
Construction in progress	-	31,571	-	31,571	22,022
		306,125	(185,590)	120,535	131,202
		5,142,046	(2,204,435)	2,937,611	3,632,771

Advances for property, plant and equipment acquisition	-	87,399	-	87,399	623,843

		5,229,445	(2,204,435)	3,025,010	4,256,614

(a)     The Company changed lessors for 6 agreements classified as financial lease agreements in the year ended December 31, 2016 through sale-leaseback transactions. Although the Company will continue to have these aircraft in its fleet, factors such as exchanging lessors, new contractual terms and particularly shorter contractual durations characterize these agreements as new contracts under IAS17 and CPC06 criteria. As of February 11, 2016, therefore, these aircraft have been classified as operating leases and the related payments are now recognized under Costs as "aircraft leases". In addition, the Company terminated an agreement for 4 aircraft early and did not enter into any other types of agreement.

(b)    Refers to provisions for impairment losses for rotable items, classified under the heading "spare parts and spare engines", made by the Company in order to present its assets according to their actual capacity for generating economic benefits.

During the year ended December 31, 2016, the Company reviewed the useful life of its assets and made the following changes in depreciation rates:

	From	To
Property, plant and equipment under finance lease	4.0%	5.6%
Sets of replacement parts and spare engines	4.0%	5.6%
Engine maintenance costs (*)	30.0%	14.3%

(*) Included under “Aircraft reconfigurations/overhauling”.

The change in useful life was made on a prospective basis.

These adjustments are supported by technical analyses and their purpose is to reflect the Company's current outlook for the use of its assets.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for property, plant and equipment acquisition	Other	Total
As of December 31, 2014	2,079,724	935,209	456,197	130,904	3,602,034
Additions	141,524	730,460	608,660	32,500	1,513,144
Write-off	-	(23,280)	(441,014)	(1,789)	(466,083)
Depreciation	(139,275)	(222,793)	-	(30,413)	(392,481)
As of December 31, 2015	2,081,973	1,419,596	623,843	131,202	4,256,614
Additions	-	425,218	71,503	27,400	524,121
Write-off	(597,136)	(122,487)	(607,947)	(9,911)	(1,337,481)
Depreciation	(72,905)	(317,183)	-	(28,156)	(418,244)
As of December 31, 2016	1,411,932	1,405,144	87,399	120,535	3,025,010

15. Intangible assets

	Goodwill	Airport operating rights	Software	Total
Balances as of December 31, 2014	557,485	1,038,900	117,801	1,714,186
Additions	-	-	42,812	42,812
Transfers (*)	(15,183)	-	-	(15,183)
Amortization	-	-	(27,210)	(27,210)
Balances as of December 31, 2015	542,302	1,038,900	133,403	1,714,605
Additions	-	-	55,316	55,316
Write-off	-	-	(781)	(781)
Amortization	-	-	(29,424)	(29,424)
Balances as of December 31, 2016	542,302	1,038,900	158,514	1,739,716

(*) Refers to goodwill determined on the acquisition of the interest in Netpoints by Smiles, transferred to 'investments'.

On December 31, 2016 and 2015, goodwill and other intangible assets were tested for impairment using the discounted cash flow of each cash-generating unit, originating the value in use.

In order to assess the recoverable value, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-Generating Units). In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all necessary tangible assets, given that it will only generate economic benefits by using the combination of both.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company allocates goodwill to two cash-generating units: GLA and Smiles, and the airport operating rights are fully allocated to GLA’s cash-generating unit, as shown below:

	Goodwill – GLA	Goodwill – Smiles	Airport operating rights
December 31, 2016
Book value	325,381	216,921	1,038,900
Book value - UGC	2,433,861	56,880	-
Value in use	3,636,201	9,476,173	4,816,306

Discount rate before taxes	23.92%	14.51%	27.34%
Perpetuity growth rate	3.50%	3.50%	8.50%

December 31, 2015
Book value	325,381	216,921	1,038,900
Book value - UGC	3,248,245	141,101	-
Value in use	6,339,072	5,678,811	6,168,302

Discount rate before taxes	17.21%	19.84%	18.65%
Perpetuity growth rate	3.50%	3.50%	8.50%

The results obtained were compared with the carrying amount of each cash-generating unit and, as a result, the Company did not recognize impairment losses on its CGUs.

The assumptions adopted in the impairment testing of intangible assets are based on internal projections for a five-year period; for longer periods, the Company uses the perpetuity growth rate and the operational plans, both of which have been analyzed and approved by the Company’s management. The discounted cash flow that determined the value in use of the cash-generating units was prepared in accordance with Company’s business plan, which was approved on January 31, 2017.

The main assumptions taken into consideration by the Company to determine the value in use of the cash-generating units are:

Capacity and fleet: considers the use, the aircraft capacity used in each flight and the projected size of the fleet in use.

Demand: market efficiency is the main input to estimate the Company’s demand growth. Management considers market efficiency to be the ratio between its market share and its seat share. This indicator reflects how efficiently the Company uses its share of the market’s total supply based on how much demand for air transportation it absorbs.

Revenue per passenger: considers the average price charged by GLA and the effects of market variables (see the variables used below).

Operating costs related to the business: based on the historical cost and adjusted by indicators, such as inflation, supply, demand and variation of the U.S. dollar.

The Company also considered market variables, including the GDP (source: Brazilian Central Bank), the U.S. dollar (source: Brazilian Central Bank), kerosene prices (per barrel) (source: Brazilian National Agency of Petroleum, Natural Gas and Biofuels - ANP) and interest rates (source: Bloomberg).

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

16. Loans and financing

	Maturity of the contract	Interest rate	Parent Company		Consolidated
			2016	2015	2016	2015
Current
In local currency:
BNDES – Direct (a)	Jul 2017	TJLP+1.40% p.a.	-	-	-	3,111
Debentures VI (b)	Sep 2019	132% of DI	-	-	-	125,194
Safra (c)	May 2018	128% of DI	-	-	9,690	33,571
Safra working capital (d)	Mar 2016	111% of DI	-	-	-	116,035
Interest	-	-	-	-	45,026	22,026
In foreign currency (US$):
J.P. Morgan (e)	Mar 2018	1.09% p.a.	-	-	42,275	72,141
Finimp (f)	Oct 2017	4.57% p.a.	-	-	174,428	389,275
Engine Facility (Cacib) (g)	Jun 2021	Libor 3m+2.25% p.a.	-	-	16,889	20,920
Senior Bonds I (h)	Apr 2017	7.60% p.a.	182,418	-	182,418	-
Interest	-	-	94,801	127,598	97,670	126,462
			277,219	127,598	568,396	908,735
Finance leases	Jul 2025	4.52% p.a.	-	-	266,894	487,888
Total current			277,219	127,598	835,290	1,396,623

Noncurrent
In local currency:
BNDES – Direct (a)	Jul 2017	TJLP+1.40% p.a.	-	-	-	1,813
Debentures VI (b)	Sep 2019	132% of DI	-	-	1,005,242	925,623
Safra (c)	May 2018	128% of DI	-	-	4,871	49,562
In foreign currency (US$):
J.P. Morgan (e)	Mar 2018	1.09% p.a.	-	-	11,142	64,744
Engine Facility (Cacib) (g)	Jun 2021	Libor 3m+2.25% p.a.	-	-	156,917	212,758
Senior Bonds I (h)	Apr 2017	7.60% p.a.	-	322,407	-	322,407
Senior Bonds II (i)	Jul 2020	9.64% p.a.	368,000	617,376	368,000	617,376
Senior Bonds III (j)	Feb 2023	9.24% p.a.	68,053	137,379	68,053	128,195
Senior Bonds IV (k)	Jan 2022	11.30% p.a.	889,595	1,251,902	889,595	1,251,902
Senior Bonds V (l)	Dec 2018	9.71% p.a.	43,010	-	43,010	-
Senior Bonds VI (m)	Jul 2021	9.87% p.a.	120,631	-	120,631	-
Senior Bonds VII (n)	Dec 2028	9.84% p.a.	52,721	-	52,721	-
Perpetual Bonds (o)	-	8.75% p.a.	498,291	780,961	428,436	698,959
Term Loan (p)	Aug 2020	6.70% p.a.	944,194	1,128,757	944,194	1,128,757
			2,984,495	4,238,782	4,092,812	5,402,096
Finance leases	Jul 2025	4.52% p.a.	-	-	1,451,118	2,506,207
Total noncurrent			2,984,495	4,238,782	5,543,930	7,908,303
Total			3,261,714	4,366,380	6,379,220	9,304,926

(a)   Credit line obtained on June 27, 2012 for the expansion of the Aircraft Maintenance Center (“CMA"). As of April 15, 2016, the GLA subsidiary fully settled this amount in advance.

(b)   105,000 debentures issued by the GLA subsidiary on September 30, 2015 for early lump-sum repayment of Debentures IV and V.

(c)   Credit line obtained by the Webjet subsidiary.

(d)   Working capital funding raised by the subsidiary GLA on June 30, 2015.

(e)   Issuance of 3 series of Guaranteed Notes to finance engine maintenance, as per Note 10.4.

(f)    Credit line with Banco do Brasil used to finance imports of spare parts and aircraft equipment.

(g)   Credit line raised on September 30, 2014 with Credit Agricole.

(h)   Issuance of Senior Bonds series I by Gol Finance on March 22, 2007, which was used to prepay aircraft purchases.

(i)    Issuance of Senior Bonds series II by Gol Finance on July 13, 2010 in order to repay debts held by the Company.

(j)    Issuance of Senior Bonds series III by GLA on February 7, 2013 in order to finance the prepayment of debts due within the next 3 years. The total amount of bonds was transferred to Gol LuxCo along with the financial investments acquired on the date of issuance, and a portion of the loan was prepaid.

(k)   Issuance of Senior Bonds series IV by Gol LuxCo on September 24, 2014 in order to finance partial buyback of Senior Bonds I, II and III.

(l)    Issuance of Senior Bonds series V by Gol LuxCo on July 7, 2016, as a result of the private swap offering of Senior Bonds I, II, III, IV and Perpetual Bonds.

(m)  Issuance of Senior Bonds series VI by Gol LuxCo on July 7, 2016, as a result of the private swap offering of Senior Bonds I, II, III, IV and Perpetual Bonds.

(n)   Issuance of Senior Bonds series VII by Gol LuxCo on July 7, 2016, as a result of the private swap offering of Senior Bonds I, II, III, IV and Perpetual Bonds.

(o)   Issuance of Perpetual Bonds by Gol Finance on April 5, 2006 to repay bank loans and purchase aircraft.

(p)   Term Loan issued by Gol LuxCo on August 31, 2015 for aircraft purchases and bank loan repayment, with backstop guarantee from Delta Airlines.  For further information, see Note 10.5.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Total loans and financing includes funding costs of R$97,433 (R$106,450 as of December 31, 2015) which will be repaid over the term of the related loans and financing.

The maturities of loans and financing, except long-term financial lease agreements, as of December 31, 2016 are as follows:

	2018	2019	2020	2021	2021 onwards	Without maturity date	Total
Parent Company
In foreign currency (US$):
Senior Bonds II	-	-	368,000	-	-	-	368,000
Senior Bonds III	-	-	-	-	68,053	-	68,053
Senior Bonds IV	-	-	-	-	889,595	-	889,595
Senior Bonds V	43,010	-	-	-	-	-	43,010
Senior Bonds VI	-	-	-	120,631	-	-	120,631
Senior Bonds VII	-	-	-	-	52,721	-	52,721
Perpetual Bonds	-	-	-	-	-	498,291	498,291
Term Loan	-	-	944,194	-	-	-	944,194
Total	43,010	-	1,312,194	120,631	1,010,369	498,291	2,984,495

Consolidated
In local currency:
Debentures VI	400,000	605,242	-	-	-	-	1,005,242
Safra	4,871	-	-	-	-	-	4,871
In foreign currency (US$):
J.P. Morgan	11,142	-	-	-	-	-	11,142
Engine Facility (Cacib)	17,077	17,077	17,077	105,686	-	-	156,917
Senior Bonds II	-	-	368,000	-	-	-	368,000
Senior Bonds III	-	-	-	-	68,053	-	68,053
Senior Bonds IV	-	-	-	-	889,595	-	889,595
Senior Bonds V	43,010	-	-	-	-	-	43,010
Senior Bonds VI	-	-	-	120,631	-	-	120,631
Senior Bonds VII	-	-	-	-	52,721	-	52,721
Perpetual Bonds	-	-	-	-	-	428,436	428,436
Term Loan	-	-	944,194	-	-	-	944,194
Total	476,100	622,319	1,329,271	226,317	1,010,369	428,436	4,092,812

The fair value of senior and perpetual bonds as of December 31, 2016 is as follows:

	Parent Company		Consolidated
	Book value	Market value	Book value	Market value
Senior Bonds	1,724,428	1,255,900	1,724,428	1,255,900
Perpetual Bonds	498,291	310,151	428,436	272,237

Market values for Senior and Perpetual bonds are obtained through current market quotations.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

16.1.           Covenants

On December 31, 2016, long-term financing (excluding perpetual bonds and finance leases) in the total amount of R$3,664,376 (R$4,703,129 as of December 31, 2015) involved restrictive covenants, including but not limited to those that require the Company to maintain the liquidity requirements and the coverage of expenses with interest.

The Company has restrictive covenants on the Term Loan with Morgan Stanley and Debentures VI with the following financial institutions: Bradesco and Banco do Brasil. In the term loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. On December 31, 2016, the Company does not have collateralized deposits pegged to the contractual limits of the Term Loan, pursuant to Note 5. The Debentures’ indicators are measured every six months. On December 31, 2016, Debentures VI were subject to the following covenants: (i) net debt/EBITDAR below 6.35 and (ii) debt coverage ratio (ICSD) of at least 1.15. According to the most recent measurements on December 31, 2016, the ratios obtained were: (i) net debt/EBITDAR of 5.76; and (ii) debt coverage ratio (ICSD) of 1.63. As a result, the Company met the minimum required levels for the above covenants and, consequently, it was in compliance with the covenants. The next measurement will be for the end of the first half of 2017.

16.2.          Restructuring of loans and financing during the year ended December 31, 2016

Import financing (Finimp): through its GOL subsidiary, the Company renegotiated contracts of this type that are part of a credit line maintained by the Company for import financing in order to purchase spare parts and aircraft equipment. These renegotiations are shown below:

Original date of funding	Financial institution	Amount funded		Interest rate (p.a.)	New date of Maturity
		(US$)	(R$)
02/03/2016	Banco do Brasil	5,245	18,668	4.45%	01/13/2017
02/22/2016	Banco do Brasil	8,595	30,589	4.53%	02/01/2017
03/03/2016	Banco do Brasil	4,815	17,136	4.54%	02/11/2017
04/28/2016	Banco do Brasil	4,274	13,718	4.23%	04/20/2017
07/01/2016	Banco do Brasil	9,638	31,287	4.56%	07/26/2017
07/21/2016	Banco do Brasil	7,823	25,394	4.67%	07/14/2017
07/22/2016	Banco do Brasil	10,436	33,879	4.66%	07/14/2017
11/04/2016	Banco do Brasil	2,694	8,703	4.90%	10/30/2017

Senior Notes and Perpetual Bonds Exchange Offer: During the year ended December 31, 2016, the Company carried out private swap offers of Senior Notes maturing in 2017, 2020, 2022, 2023 and Perpetual Bonds in order to restructure its debt. As a result, subsidiary Gol LuxCo issued new debt with discounts set forth by the offer, reducing the Company’s debt, as shown in the table below:

	Cancelled debt (a)	New issues (b)	Premium paid	Total gains (c)	Payments	Debt reduced
Senior Bond 2017 (i)	27,937	(19,556)	(1,233)	7,148	(6,243)	13,391
Senior Bond 2020 (ii)	41,139	(18,513)	(1,440)	21,186	(3,189)	24,375
Senior Bond 2022 (ii)	46,270	(20,822)	(1,488)	23,960	(3,536)	27,496
Senior Bond 2023 (ii)	14,301	(6,435)	(513)	7,353	(1,104)	8,457
Perpetual Bond (iii)	46,099	(16,135)	(1,949)	28,015	-	28,015
Total in USD	175,746	(81,461)	(6,623)	87,662	(14,072)	101,734

Total in R$	574,971	(266,508)	(21,664)	286,799	(46,034)	332,833

a)      Related to the previous debt amount cancelled on the Exchange Offer.

b)     The new issuances hold the following maturities: (i) Senior Bond on December 20, 2018; (ii) Senior Bond on July 20, 2021; (iii) Senior Bond on December 20, 2028.

c)      The total amount of R$286,799 is related to the net gain from the Exchange Offer.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The new senior bonds have a senior guarantee by the Company, with semi-annual interest payments of 8.50% p.a. and 1% p.a. to be incorporated into the principal amount (PIK), in addition to guarantees of aircraft sets of replacement parts. Costs from the swap offering totaled R$27,249 (US$8,393).

Other loans and financing have not been affected by contractual alterations during the year ended December 31, 2016.

16.3.           Finance leases

The future payments of finance agreements indexed to U.S. dollar are detailed as follows:

	Consolidated
	2016	2015
2016	-	629,340
2017	350,883	559,721
2018	328,931	550,431
2019	307,027	460,848
2020	267,885	328,506
2021 onwards	634,933	863,647
Total minimum lease repayments	1,889,659	3,392,493
Less total interest	(171,647)	(398,398)
Present value of minimum lease payments	1,718,012	2,994,095
Less current portion	(266,894)	(487,888)
Noncurrent portion	1,451,118	2,506,207

The discount rate used to calculate present value of the minimum lease payments was 4.52% as of December 31, 2016 (4.91% as of December 31, 2015). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled by payment in full at the end of the lease agreement. As of December 31, 2016, amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$217,065 (R$276,851 as of December 31, 2015) and they have been added to the 'loans and financing’ line item in Noncurrent liabilities.

17. Taxes payable

	Parent Company		Consolidated
	2016	2015	2016	2015
PIS and COFINS	33	128	89,332	75,811
ICMS installments (Refis)	-	-	4,852	1,107
Withholding income tax on salaries	-	2	29,519	27,606
ICMS	-	-	43,226	39,234
Tax on import	-	-	3,454	3,467
IRPJ and CSLL payable	-	-	12,489	-
Other	86	172	6,105	10,786
	119	302	188,977	158,011

Current	119	302	146,174	118,957
Noncurrent	-	-	42,803	39,054

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

18. Advance ticket sales

As of December 31, 2016, the balance of transportation commitments classified in current liabilities was R$1,185,945 (R$1,206,655 as of December 31, 2015) and is represented by 4,447,824 tickets sold and not yet used (4,464,876 as of December 31, 2015) with an average use of 46 days (36 days as of December 31, 2015).

19. Mileage program

As of December 31, 2016, the balance of Smiles loyalty program deferred revenue was R$781,707 (R$770,416 as of December 31, 2015) and R$219,325 (R$221,242 as of December 31, 2015) classified in current and noncurrent liabilities, respectively.

20. Provisions

	Consolidated
	Insurance provision	Provision for aircraft and engines return (a)	Provision for legal proceedings (b)	Total
Balances as of December 31, 2015	742	725,176	144,355	870,273
Additional provisions recognized (*)	4,237	97,423	189,244	290,904
Utilized provisions	(4,237)	(121,855)	(127,551)	(253,643)
Exchange variation	-	(116,803)	(516)	(117,319)
Balances as of December 31, 2016	742	583,941	205,532	790,215

As of December 31, 2015
Current	742	205,966	-	206,708
Noncurrent	-	519,210	144,355	663,565
	742	725,176	144,355	870,273

As of December 31, 2016
Current	742	65,760	-	66,502
Noncurrent	-	518,181	205,532	723,713
	742	583,941	205,532	790,215

(*) The additions of provisions for the return of aircraft and engines also include adjustment effects to present value.

(a)     Provision for aircraft and engines return

Provision for returns considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease contracts. The corresponding debit entry is capitalized in property, plant and equipment (aircraft reconfigurations/overhauling), as per Note 2.2.h.

(b)   Provision for legal proceedings

As of December 31, 2016, the Company and its subsidiaries are parties to 27,742 (8,557 labor and 19,185 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from claims for recognition of the succession of former Varig S.A. obligations).

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Under this classification, the number of proceedings is as follows:

	Operational	Succession	Total
Civil lawsuits	17,310	291	17,601
Civil proceedings	1,584	-	1,584
Labor lawsuits	5,736	2,609	8,345
Labor proceedings	210	2	212
	24,840	2,902	27,742

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, risk premium and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	2016	2015
Civil	73,356	69,892
Labor	132,163	74,293
Tax	13	170
	205,532	144,355

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by Management and its legal counsel as possible risk of loss, in the estimated amount of R$31,598 for civil claims and R$79,532 for labor claims as of December 31, 2016 (R$22,176 and R$53,764 as of December 31, 2015, respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Company’s Management and its legal counsels as being relevant and with possible risk of loss as of December 31, 2016:

•      GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by interest attributable to shareholders’ equity in the amount of R$57,793 related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by GLA on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains escrow deposits with Bic Banco with a partial guarantee on the lawsuit of R$29,360 as disclosed in Note 5.

•   Tax on Services (ISS), the amount of R$19,443 (R$17,091 as of December 31, 2015) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of possible risk of loss is a result from the matters under discussion being interpretative and involving discussions of factual and evidential materials on which there is no final positioning of the Superior Courts.

•   Customs Penalty in the amount of R$45,689 (R$18,283 as of December 31, 2015) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•   BSSF goodwill (BSSF Air Holdings), in the amount of R$47,572 (R$45,292 as of December 31, 2015) related to an infraction notice due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

•   GLA’s goodwill in the amount of R$72,687 (R$65,929 as of December 31, 2015) resulted from an assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•   Tax on Industrialized Products (“IPI”): supposedly levied on the importation of aircraft in the amount of R$115,136 (R$101,448 as of December 31, 2015).

There are other lawsuits considered by the Company’s Management and its legal counsels as possible risk, in the estimated amount of R$78,541 (R$58,151 as of December 31, 2015) which added to the lawsuits mentioned above, totaled R$436,861 as of December 31, 2016 (R$364,078 as of December 31, 2015).

21. Equity

21.1.           Capital stock

As of December 31, 2016, the Company’s capital stock was R$3,080,110, represented by 5,238,421,108 shares, comprised by 5,035,037,140 common shares and 203,383,968 preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling shareholder, which is equally controlled by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

The Company’s shares are held as follows:

	2016			2015
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	33.88%	61.28%	100.00%	33.88%	61.28%
Delta Airlines, Inc.	-	16.19%	9.48%	-	16.19%	9.48%
Treasury shares	-	0.44%	0.26%	-	0.75%	0.44%
Other	-	1.11%	0.65%	-	1.05%	0.61%
Free float	-	48.38%	28.34%	-	48.13%	28.19%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock as of December 31, 2016 was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

21.2.          Dividends

The Company’s By-laws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, at least 25% of annual adjusted net income after allocation to reserves in accordance with Brazilian Corporation Law (6404/76).

21.3.           Treasury shares

During the year ended December 31, 2016, the Company transferred 632,976 restricted shares to its beneficiaries (557,106 restricted shares in the year ended December 31, 2015).

As of December 31, 2016, the Company had 893,793 treasury shares, totaling R$13,371, with a market value of R$4,129 (1,526,769 treasury shares, totaling R$22,699 in treasury shares, with a market value of R$3,847 as of December 31, 2015).

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

22. Revenue

	Consolidated
	2016	2015
Passenger transportation	8,948,170	8,954,034
Cargo	324,492	318,573
Mileage revenue	622,567	421,348
Other revenue (*)	652,602	690,044
Gross revenue	10,547,831	10,383,999

Related tax	(680,496)	(605,992)
Net Revenue	9,867,335	9,778,007

(*) Of the total amount, R$430,898 consists of revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets (R$449,263 as of December 31, 2015).

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenues by geographical location is as follows:

	2016	%	2015	%
Domestic	8,395,364	85.1	8,670,023	88.7
International	1,471,971	14.9	1,107,984	11.3
Net Revenue	9,867,335	100.0	9,778,007	100.0

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

23.      Costs of services provided, selling and administrative expenses

23.1.         Parent Company

	2016	%	2015	%
Personnel (a)	(2,597)	(1.2)	(4,974)	(46.7)
Services provided	(4,679)	(2.2)	(9,496)	(89.2)
Sale-leaseback transactions (b)	233,483	110.0	25,695	241.3
Other expenses	(14,049)	(6.6)	(574)	(5.4)
	212,158	100.0	10,651	100.00

23.2.         Consolidated

	2016
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues, net	Total	%
Personnel (a)	(1,200,280)	(87,163)	(369,342)	-	(1,656,785)	18.1
Fuels and lubricants	(2,695,390)	-	-	-	(2,695,390)	29.4
Aircraft leases	(996,945)	-	-	-	(996,945)	10.9
Aircraft insurance	(35,938)	-	-	-	(35,938)	0.4
Maintenance and repair materials	(593,090)	-	-	-	(593,090)	6.5
Services	(538,044)	(309,174)	(220,957)	-	(1,068,175)	11.6
Sales and marketing	-	(555,984)	-	-	(555,984)	6.1
Landing and takeoff tariffs	(687,366)	-	-	-	(687,366)	7.5
Depreciation and amortization	(430,604)	-	(17,064)	-	(447,668)	4.9
Sale-leaseback transactions (b)	-	-	-	233,483	233,483	(2.6)
Other, net (c)	(380,465)	(52,155)	(102,097)	(130,935)	(665,652)	7.2
	(7,558,122)	(1,004,476)	(709,460)	102,548	(9,169,510)	100.0

	2015
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues, net	Total	%
Personnel (a)	(1,287,222)	(58,487)	(234,822)	-	(1,580,531)	15.9
Fuels and lubricants	(3,301,368)	-	-	-	(3,301,368)	33.2
Aircraft leases	(1,106,583)	-	-	6,497	(1,100,086)	11.1
Aircraft insurance	(29,791)	-	-	-	(29,791)	0.3
Maintenance and repair materials	(603,925)	-	-	-	(603,925)	6.1
Services	(439,029)	(301,115)	(279,689)	-	(1,019,833)	10.2
Sales and marketing	-	(617,403)	-	-	(617,403)	6.2
Landing and takeoff tariffs	(681,378)	-	-	-	(681,378)	6.8
Depreciation and amortization	(359,889)	-	(59,802)	-	(419,691)	4.2
Sale-leaseback transactions (b)	-	-	-	19,198	19,198	(0.2)
Other, net (c)	(451,172)	(64,036)	(107,827)	-	(623,035)	6.2
	(8,260,357)	(1,041,041)	(682,140)	25,695	(9,957,843)	100.0

(a)   The Company recognizes expenses for the Audit Committee and the Board of Directors in the "Personnel" line item.

(b)   During the year ended December 31, 2016, the amount of R$235,563 is related to sale-leaseback transactions fully recognized from 7 aircraft, of which 6 aircraft is related to the negotiation described in Note 14 and 1 aircraft on sale-leaseback transaction, and the amount of R$6,953 is related to deferred net losses from 2006 to 2009 aircraft.

(c)   During the year ended December 31, 2016, the amount includes the net losses of R$24,991 related to the early settlement of the lease agreement from 4 aircraft.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

24. Financial income (expenses)

	Parent Company		Consolidated
	2016	2015	2016	2015
Financial income
Income from derivative financial instruments	-	-	120,403	174,693
Income from short-term Investments and investment funds	10,906	6,837	152,656	178,147
Monetary variation	2,198	2,503	12,411	14,531
(-) Taxes on financial income (a)	(1,262)	(1,853)	(23,041)	(47,588)
Gains from the buyback of securities (b)	286,799	-	286,799	-
Other	86,009	18,725	19,276	12,784
	384,650	26,212	568,504	332,567
Financial expenses
Losses from derivatives	-	-	(277,183)	(124,536)
Interest on loans and financing	(310,615)	(274,197)	(787,661)	(885,947)
Bank charges and expenses	(38,563)	(9,080)	(96,515)	(60,760)
Monetary variation	-	-	(3,867)	(3,921)
Other	(13,838)	(7,805)	(106,338)	(253,727)
	(363,016)	(291,082)	(1,271,564)	(1,328,891)

Exchange variation, net	629,325	(813,782)	1,367,937	(2,266,999)

Total	650,959	(1,078,652)	664,877	(3,263,323)

(a) Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b) Related to the total amount of the Exchange Offer from Senior Bonds and Perpetual Bond, net of costs from the previous debts of R$11,081.

25. Segments

Operating segments are defined as business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments. The Company holds two operating segments: flight transportation and the Smiles loyalty program.

The accounting policies of the operating segments are the same as those applied to the consolidated financial statements. Additionally, the Company has distinct natures between the two reportable segments, so there are no common costs and revenues between operating segments.

The Company is the controlling shareholder of Smiles, and the non-controlling interests of Smiles were 46.2% and 45.9% as of December 31, 2016 and 2015, respectively.

The information below presents the summarized financial position related to reportable segments for the years ended December 31, 2016 and 2015:

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

25.1.     Assets and liabilities of the operating segments

2016
	Flight transportation	Frequent flyer program	Combined information	Eliminations	Total consolidated
Assets
Current	1,426,750	1,413,422	2,840,172	(759,458)	2,080,714
Noncurrent	6,474,404	513,456	6,987,860	(664,219)	6,323,641
Total assets	7,901,154	1,926,878	9,828,032	(1,423,677)	8,404,355

Liabilities
Current	4,767,322	1,061,806	5,829,128	(980,386)	4,848,742
Noncurrent	6,782,835	229,725	7,012,560	(100,196)	6,912,364
Total equity (deficit)	(3,649,003)	635,347	(3,013,656)	(343,095)	(3,356,751)
Total liabilities and equity (deficit)	7,901,154	1,926,878	9,828,032	(1,423,677)	8,404,355

	2015
	Flight transportation	Frequent flyer program	Combined information	Eliminations	Total consolidated
Assets
Current	1,717,370	1,447,318	3,164,688	(703,122)	2,461,566
Noncurrent	7,850,454	217,950	8,068,404	(161,573)	7,906,831
Total assets	9,567,824	1,665,268	11,233,092	(864,695)	10,368,397

Liabilities
Current	5,325,604	954,746	6,280,350	(738,342)	5,542,008
Noncurrent	8,788,682	222,582	9,011,264	137,565	9,148,829
Total equity (deficit)	(4,546,462)	487,940	(4,058,522)	(263,918)	(4,322,440)
Total liabilities and equity (deficit)	9,567,824	1,665,268	11,233,092	(864,695)	10,368,397

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

25.2.         Revenues and results of the operating segments

	2016
	Flight transportation	Frequent flyer program	Combined information	Eliminations	Total consolidated
Net Revenue
Passenger (a)	8,340,545	-	8,340,545	330,897	8,671,442
Cargo and other (a)	729,096	-	729,096	426	729,522
Miles revenue (a)	-	1,548,109	1,548,109	(1,081,738)	466,371
Cost of services provided (b)	(7,406,974)	(792,856)	(8,199,830)	641,708	(7,558,122)
Gross profit	1,662,667	755,253	2,417,920	(108,707)	2,309,213

Operating income (expenses)
Selling expenses	(1,007,202)	(93,696)	(1,100,898)	96,422	(1,004,476)
Administrative expenses (c)	(648,947)	(56,612)	(705,559)	(3,901)	(709,460)
Other operating income (expenses), net	102,731	(1,368)	101,363	1,185	102,548
	(1,553,418)	(151,676)	(1,705,094)	93,706	(1,611,388)

Equity results	287,134	(2,530)	284,604	(285,884)	(1,280)

Financial result
Financial income	395,901	212,758	608,659	(40,155)	568,504
Financial expenses	(1,311,940)	(168)	(1,312,108)	40,544	(1,271,564)
Exchange variation, net	1,362,145	5,792	1,367,937	-	1,367,937
	446,106	218,382	664,488	389	664,877

Income before income and social contribution taxes	842,489	819,429	1,661,918	(300,496)	1,361,422

Income and social contribution taxes	7,130	(271,156)	(264,026)	4,968	(259,058)
Net income for the year	849,619	548,273	1,397,892	(295,528)	1,102,364

Income (loss) attributable to controlling shareholders	849,619	295,528	1,145,147	(295,528)	849,619
Income (loss) attributable to non-controlling interests of Smiles	-	252,745	252,745	-	252,745

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	2015
	Flight transportation	Frequent flyer program	Combined information	Eliminations	Total consolidated
Net Revenue
Passenger (a)	8,294,463	-	8,294,463	288,925	8,583,388
Cargo and other (a)	941,928	47,199	989,127	(19,198)	969,929
Miles revenue (a)	-	1,172,322	1,172,322	(947,632)	224,690
Cost of services provided (b)	(8,260,355)	(676,506)	(8,936,861)	676,504	(8,260,357)
Gross profit	976,036	543,015	1,519,051	(1,401)	1,517,650

Operating expenses
Selling expenses	(884,773)	(87,207)	(971,980)	(69,061)	(1,041,041)
Administrative expenses	(677,961)	(39,953)	(717,914)	35,774	(682,140)
Other operating income, net	25,695	-	25,695	-	25,695
	(1,537,039)	(127,160)	(1,664,199)	(33,287)	(1,697,486)

Equity results	179,377	(5,932)	173,445	(177,386)	(3,941)

Financial result
Financial income	287,058	156,042	443,100	(110,533)	332,567
Financial expenses	(1,424,321)	(15,104)	(1,439,425)	110,534	(1,328,891)
Exchange variation, net	(2,264,750)	(2,248)	(2,266,998)	(1)	(2,266,999)
	(3,402,013)	138,690	(3,263,323)	-	(3,263,323)

Loss before income and social contribution taxes	(3,783,639)	548,613	(3,235,026)	(212,074)	(3,447,100)

Income and social contribution taxes	(677,244)	(178,691)	(855,935)	11,795	(844,140)
Net loss for the year	(4,460,883)	369,922	(4,090,961)	(200,279)	(4,291,240)

Income (loss) attributable to controlling shareholders	(4,460,883)	200,279	(4,260,604)	(200,279)	(4,460,883)
Income (loss) attributable to non-controlling interests of Smiles	-	169,643	169,643	-	169,643

(a)     Eliminations are related to transactions between GLA and Smiles.

(b)    Includes depreciation and amortization expenses in the amount of R$430,604 in the year ended December 31, 2016 allocated to the following segments: R$422,523 for flight transportation and R$8,081 for the Smiles loyalty program (R$357,054 and R$2,835 in the year ended December 31, 2015, respectively).

(c)     Includes depreciation and amortization expenses in the amount of R$17,064 in the year ended December 31, 2016 allocated to the following segments: R$16,649 for flight transportation and R$415 for the Smiles loyalty program (R$59,802 fully recorded in flight transportation in the year ended December 31, 2015).

In the financial statements of the subsidiary Smiles, which corresponds to the Loyalty Program segment, and in information provided to the main operational decision makers, revenue is recognized when miles are redeemed by participants. From the perspective of this segment, this measurement is appropriate since this is when the revenue recognition cycle is complete, and Smiles transfers to GLA the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and results, as well as for equity method of accounting and consolidation purposes, the Company performs, in addition to eliminations, an adjustment to transactions as yet unrealized in the Smiles Program’s revenues. In this case, from the consolidated perspective, the miles used to redeem airline tickets are only recognized as revenues when passengers are transported, in accordance with accounting practices adopted by the Company.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26. Commitments

As of December 31, 2016, the Company had 120 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimated contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, is R$48,032,429 (corresponding to US$14,737,943 on the reporting date), classified by year as shown below:

	2016	2015
2016	-	1,337,753
2017	-	-
2018	1,787,388	2,141,509
2019	2,917,833	3,495,921
2020	4,471,172	5,357,011
2021 onwards	38,856,036	46,554,279
	48,032,429	58,886,473

As of December 31, 2016, of the above-mentioned commitments, the Company has to pay the amount of R$6,724,541 (corresponding to US$2,063,312 on the reporting date) in advance payments for aircraft acquisition, by year, as shown below:

	2016	2015
2016	-	6,672
2017	286,829	343,657
2018	483,518	579,313
2019	658,930	789,479
2020	835,468	1,000,993
2021 onwards	4,459,796	4,660,379
	6,724,541	7,380,493

The portion financed by long-term loans with U.S. Ex-Im Bank guarantees for aircraft corresponds to approximately 85% of the aircraft total cost. Other agents finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company is making payments for aircraft acquisitions using its own funds, loans, cash provided by operating activities, short-and medium-term credit facilities and supplier financing.

The Company leases its entire fleet of aircraft through a combination of operating and finance lease agreements. As of December 31, 2016, the total fleet consisted of 130 aircraft, 96 of which were operating leases and 34 finance leases. The Company has 31 aircraft under finance leases with purchase options. During the year ended December 31, 2016, the Company returned 10 aircraft under operating lease contracts.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26.1. Operating leases

Future payments of non-cancelable operational lease contracts denominated in U.S. dollars are as follows:

	2016	2015
2016	-	-
2017	857,747	1,270,284
2018	839,343	1,127,820
2019	889,940	1,001,212
2020	873,692	904,590
2021 onwards	2,786,003	3,445,126
Total minimum lease repayments	6,246,725	7,749,032

26.2. Sale-leaseback transactions

The Company recorded a net gain of R$233,483 arising from 7 aircraft sale-leaseback transactions (gain of R$32,191 related to 6 aircraft as of December 31, 2015). Since gains or losses on sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value of aircraft, these gains were recognized directly in the profit or loss for the year.

The Company also has balances of deferred losses from transactions carried out between 2006 and 2009, in the amount of R$9,959 (R$16,913 on December 31, 2015).

27. Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, currency exchange rate and interest rate), credit risk and liquidity risk. These risks may be mitigated through the use of oil market, U.S. dollar and interest-rate swap derivatives, futures and options.

Financial instruments are managed by the Risk Committee in line with the Risk Management Policy approved by the Risk Policy Committee and submitted to the Board of Directors. The Risk Policy Committee sets guidelines and limits and monitors controls, including mathematical models used to continuously monitor exposures and potential financial impacts, and also prevents the use of financial instruments for speculative trading.

The Company does not hedge its total risk exposure, and is, therefore, subject to market fluctuations for a significant portion of its exposed assets and liabilities. Decisions on the portion to be hedged depend on the financial risks and costs of hedging and are determined and reviewed at least quarterly in line with Risk Policy Committee strategies. Gains or losses arising from these transactions and the application of risk management controls are part of the Committee's monitoring remit and have been satisfactory to the proposed objectives.

The accounting classifications of the Company's consolidated financial instruments on December 31, 2016 and 2015 are shown below:

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Measured at fair value through profit or loss		Measured at amortized cost (c)
	2016	2015	2016	2015
Assets
Cash and cash equivalents	308,548	737,343	253,659	334,989
Short-term investments (a)	121,491	227,628	309,742	264,092
Restricted cash	168,769	676,080	-	59,324
Rights on derivative transactions	3,817	1,766	-	-
Trade receivables	-	-	760,237	462,620
Deposits (b)	-	-	756,810	690,826
Other credits	-	-	118,058	59,069
	-	-	-	-
Liabilities
Loans and financing	-	-	6,379,220	9,304,926
Suppliers	-	-	1,097,997	900,682
Obligations on derivative transactions	89,211	141,443	-	-

(a)     The Company manages part of its financial investments as 'held for trading' in order to meet its near-term cash needs.

(b)    Excluding judicial deposits, as described in Note 9.

(c)     Items classified as amortized cost refer to credits, obligations or debt issues involving private institutions in which, in any cases of early settlement, there are no substantial alterations in relation to the amounts recognized except amounts related to Perpetual Bonds and Senior Notes as disclosed in Note 16. Fair values are approximately the same as book values due to the short term-maturities of these assets and liabilities. During the year ended December 31, 2016, there was no change on the classification between categories of the financial instruments.

As of December 31, 2016 and 2015, the Company did not have financial assets classified as available for sale.

The Company's derivative financial instruments were recorded in the following line items:

	Fuel	Foreign currency	Interest rate	Total
Assets (Liabilities) as of December 31, 2015 (*)	-	1,766	(141,443)	(139,677)
Fair value variations:
Gains (losses) recognized in profit or loss (a)	309	(40,931)	(1)	(40,623)
Losses recognized in other comprehensive income (loss)	-	-	(4,842)	(4,842)
Settlements during the year	3,508	39,165	57,075	99,748
Assets (liabilities) as of December 31, 2016 (*)	3,817	-	(89,211)	(85,394)

Changes in other comprehensive income	Fuel	Foreign currency	Interest rate	Total
Balances as of December 31, 2015	-	-	(178,939)	(178,939)
Fair value adjustments during the year	-	-	(4,842)	(4,842)
Net reversals to profit or loss (b)	-	-	128,731	128,731
Tax effect	-	-	(92,179)	(92,179)
Balances as of December 31, 2016	-	-	(147,229)	(147,229)

Effects on profit/loss (a)-(b)	309	(40,931)	(128,732)	(169,354)

Recognized in operating income	-	-	(12,574)	(12,574)
Recognized in financial income	309	(40,931)	(116,158)	(156,780)

(*)   Classified as "Rights on derivative transactions" if the balance is an asset or "Obligations on derivative transactions" if the balance is a liability.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC38 - Financial Instruments - Recognition and Measurement. As of December 31, 2016, the Company adopts cash flow hedge only for the interest rate (mainly Libor rate). . Cash flow hedges are scheduled to be realized and consequently reclassified to expenses, as shown below:

	2017	2018	2019	2020	2021	2021 onwards
Expected realization	14,242	14,092	16,350	15,578	13,844	73,123

27.1    Market risks

a)   Fuel risk

Aircraft fuel prices vary due to the volatility of the price of crude oil and its by-products. In order to mitigate any losses from changes in the fuel market, the Company contracts derivative financial instruments referenced mainly to crude oil and, as of December 31, 2016, the Company held the purchase option (call and put) attached to WTI. In the year ended December 31, 2016, the Company recognized a gain with fuel hedge transactions in the amount of R$309 (a loss of R$29,964 in the year ended December 31, 2015). The Company does not hold derivatives operations designated as “hedge accounting”.

b)   Foreign currency risk

Currency risk arises from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The Company contracts derivative financial instruments in U.S. dollars. In the year ended December 31, 2016, the Company recognized a loss on foreign exchange hedges for derivatives agreements of future U.S. foreign exchange in the amount of R$40,931 (a gain of R$102,969 in the year ended December 31, 2015).

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Exposure to exchange rates is summarized below:

	Parent Company		Consolidated
	2016	2015	2016	2015
Assets
Cash, short-term investments and restricted cash	49,646	565,184	548,792	971,986
Trade receivables	-	-	104,800	57,104
Deposits	-	-	756,810	690,827
Gains (losses) on derivative transactions	-	-	3,817	1,766
Other	-	36	10,184	4,202
Total assets	49,646	565,220	1,424,403	1,725,885

Liabilities
Foreign suppliers	604	34	341,026	113,280
Loans and financing	3,261,714	4,366,380	3,596,379	5,033,900
Finance lease payable	-	-	1,718,012	2,994,094
Other leases payable	-	-	982	179,030
Provision for aircraft and engines return	-	-	583,941	725,176
Payables to related companies	-	27,237	-	-
Total liabilities	3,262,318	4,393,651	6,240,340	9,045,480
Total currency exposure	3,212,672	3,828,431	4,815,937	7,319,595

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	-	-	6,246,725	7,749,032
Future commitments resulting from firm aircraft orders	48,032,429	58,886,473	48,032,429	58,886,473
Total	48,032,429	58,886,473	54,271,092	66,635,505

Total foreign currency exposure R$	51,245,101	62,714,904	59,095,091	73,955,100
Total foreign currency exposure US$	15,723,697	16,060,977	18,132,334	18,939,536
Exchange rate (R$/US$)	3.2591	3.9048	3.2591	3.9048

The Company’s foreign currency exposure essentially comprises U.S. Dollar rate.

c)   Interest rate

The Company is exposed to future finance lease transactions including installments to be paid that are exposed to LIBOR variations through the date of aircraft delivery. In order to mitigate these risks, the Company holds swap derivatives based on LIBOR. In the year ended December 31, 2016, the Company recognized a total loss with interest hedge transactions in the amount of R$128,732 (R$35,725 in the year ended December 31, 2015).

As of December 31, 2016 and 2015, the Company and its subsidiaries hold LIBOR derivatives recorded as hedge accounting.

27.2    Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, and short-term investments. Trade receivables credit risk consists of amounts falling due from credit card operators, travel agencies, installments sales and government entities, which leaves the Company exposed to a small portion of the credit risk of individuals and other entities. Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (BM&FBOVESPA or NYMEX), thus substantially mitigating credit risk. Financial assets are realized with counterparties rated investment grade or higher by S&P or Moody's. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

27.3    Liquidity risk

The Company is exposed to two different types of liquidity risk: (i) market liquidity, which varies depending on the types of assets and markets in which assets are traded, and (ii) cash flow liquidity related to difficulties in meeting our contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio.

The schedule of maturity of the Company's consolidated financial liabilities on December 31, 2016 is as follows:

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Loans and financing	499,542	335,748	2,654,007	2,889,923	6,379,220
Suppliers	1,088,859	-	9,138	-	1,097,997
Obligations on derivative transactions	89,211	-	-	-	89,211
As of December 31, 2016	1,677,612	335,748	2,663,145	2,889,923	7,566,428

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Loans and financing	336,664	1,059,959	3,110,282	4,798,021	9,304,926
Suppliers	797,124	103,558	-	-	900,682
Obligations on derivative transactions	141,443	-	-	-	141,443
As of December 31, 2015	1,275,231	1,163,517	3,110,282	4,798,021	10,347,051

27.4    Capital management

The Company uses alternative sources of capital to meet its operational requirements and to ensure that its capital structure takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term loans. The following table shows the financial leverage as of December 31, 2016 and 2015:

	Consolidated
	2016	2015
Total loans and financing	6,379,220	9,304,926
(-) Cash and cash equivalents	(562,207)	(1,072,332)
(-) Short-term investments	(431,233)	(491,720)
(-) Restricted cash	(168,769)	(735,404)
A - Net debt	5,217,011	7,005,470
B – Total equity	(3,356,751)	(4,322,440)
C = (B+A) – Total capital	1,860,260	2,683,030

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

27.5    Sensitivity analysis of financial instruments

The sensitivity analysis of financial instruments has been prepared in accordance with CVM Instruction 475/08 in order to estimate the impact on fair value of financial instruments traded by the Company in three scenarios for each risk variable: the most likely scenario in the Company's assessment (which is levels of demand remaining unchanged); a 25% deterioration (possible adverse scenario) in the risk variable; a 50% deterioration (remote adverse scenario).

The estimates shown do not necessarily reflect amounts to be stated in the next financial statements. The use of different methodologies may have a material effect on estimates.

The tables below show sensitivity analyses for exposure to foreign currency exchange rates, outstanding derivatives positions and interest rate variations as of December 31, 2016 for market risks that management believes are material. The positive amounts shown are net asset exposures (assets greater than liabilities) while negative values shown are net liability exposures (liabilities greater than assets).

Parent Company

a)   Currency risk

As of December 31, 2016, the Company had a net foreign exchange exposure of R$3,212,672. On the same date, the Company adopted this amount and the R$3.2591/US$ closing rate of the month announced by the Central Bank of Brazil as probable scenario, as shown below:

	Exchange rate	Liabilities, net
As of December 31, 2016	3.2591	(3,212,672)
Dollar depreciation (-50%)	1.6296	(1,606,336)
Dollar depreciation (-25%)	2.4443	(2,409,503)
Dollar appreciation (+25%)	4.0739	(4,015,893)
Dollar appreciation (+50%)	4.8887	(4,819,007)

Consolidated

a)   Fuel risk

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contract crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

As of December 31, 2016, the Company and its subsidiaries held options and Brent contacts.

The fair value of the contracts on December 31, 2016 totaled R$3,817. The table below shows information on the hedged exposure:

	1Q17	2Q17	3Q17	4Q17	Total 12M
Percentage of fuel exposure hedged	55%	0%	0%	0%	4%
Amount in barrels (thousand barrels)	391	-	-	-	391
Future rate agreed per barrel (US$) (*)	53	-	-	-	53
Total in thousands of Brazilian reais (**)	67,538	-	-	-	67,538

(*)   Weighted average between call strikes.

(**) The exchange rate: R$3.2591/US$1.00.

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

b)    Currency risk

As of December 31, 2016, the Company held U.S. dollar derivative contracts in the notional amount of US$68,250,000 maturing through June 2017, and a net foreign exchange exposure of R$4,815,937. On the same date, the Company adopted this amount and the R$3.2591/US$ closing rate of the month announced by the Central Bank of Brazil as probable scenario, as shown below:

	Exchange rate	Liabilities, net	Derivatives, net	Total exposure
As of December 31, 2016	3.2591	(4,815,937)	(85,394)	(4,901,331)
Dollar depreciation (-50%)	1.6296	(2,407,968)	(42,697)	(2,450,665)
Dollar depreciation (-25%)	2.4443	(3,611,953)	(64,046)	(3,675,999)
Dollar appreciation (+25%)	4.0739	(6,019,921)	(106,743)	(6,126,664)
Dollar appreciation (+50%)	4.8887	(7,223,905)	(128,091)	(7,351,996)

c)    Interest-rate risk

As of December 31, 2016, the Company held financial investments and debt with different types of rates and position in LIBOR derivatives. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on December 31, 2016 (see Note 16) that were exposed to fluctuations in interest rates, as the scenarios below show:

Instrument	Risk	Referential rate	Exposure amount (probable scenario **)	Possible adverse scenario 25%	Remote adverse scenario 50%
Financial debt net of short-term investments (*)	Increase in the CDI rate	13.63%	(180,034)	(100,924)	(121,109)
Derivatives	Decrease in the LIBOR rate	2.12%	(89,211)	(27,013)	(56,469)

(*) Total invested and raised in the financial market at the CDI rate. A negative amount means more funding than investment.

(**) Book value registered as of December 31, 2016.

Fair value measurement of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

•       Level 1: Fair value measurements obtained from prices quoted (not adjusted) in identical active or passive markets;

•       Level 2: Fair value measurements obtained through variables other than the price quotes included in Level 1 that are observable for the asset or liability, either directly (such as prices) or indirectly (derived from prices); and

•       Level 3: Fair value measurements obtained by using valuation methods that include the asset or liability but are not based on observable market data (unobservable data).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their respective classifications of valuation methods as of December 31, 2016 and 2015:

	2016		2015
	Book value	Other significant observable factors (Level 2)	Book value	Other significant observable factors (Level 2)
Cash and cash equivalents	308,548	308,548	737,343	737,343
Short-term investments	121,491	121,491	227,628	227,628
Restricted cash	168,769	168,769	735,404	735,404
Rights on derivative transactions	3,817	3,817	1,766	1,766
Obligations on derivative transactions	(89,211)	(89,211)	(141,443)	(141,443)

Notes to the financial statements

Fiscal year ended December 31, 2016 (In thousands of Brazilian reais - R$, except when otherwise indicated)

28. Non-cash transactions

On December 31, 2016, the Company increased its property, plant and equipment by R$97,423 (R$259,673 on December 31, 2015) of which related to the increase in the provision for aircraft return.

Additionally, the Company renegotiated financial leasing agreements amounted R$549,144, with counterpart on property, plant and equipment under finance lease.

In the year ended December 31, 2016, the subsidiary Smiles acquired the right to use additional software licenses, in the amount of R$25,660, with a corresponding entry in “suppliers”.

29. Insurance

As of December 31, 2016, insurance coverage, by nature, for the aircraft fleet and in relation to maximum indemnifiable amounts denominated in U.S. dollars is as follows:

Aviation	In Brazilian Reais	In U.S. dollars
Guarantee - hull/war	12,319,398	3,780,000
Civil liability per event/aircraft (*)	2,444,325	750,000
Inventories (local) (*)	684,411	210,000

(*)   Amounts per event and annual aggregate.

Under Law 10744 of October 9, 2003, the Brazilian government will cover any civil-liability expenses to third parties caused by acts of war or terrorism in Brazil or elsewhere up to a total of the equivalent of US$1,000,000,000 in Brazilian Reais as of September 10, 2001, through which GLA may be subject to claims.

30.      Subsequent events

On January 30, 2017, the Company approved the fourth disbursement of tranche B of the agreement entered into on February 26, 2016 referring to the early purchase of tickets and the agreement of fiduciary assignment of receivables and rights on accounts and other covenants, entered into between subsidiaries GLA and Smiles. The amount paid on February 3, 2017 was R$120,000.

On January 13, 2017, the subsidiary Smiles entered into an amendment to the Smiles Partnership Agreement with a financial institution, in the amount of R$143,000 for the early acquisition of miles to be used until the end of 2018.

On January 31, 2017, the subsidiary GLA entered into a Loan Agreement with Delta Air Lines Inc., (“Delta”), in the amount of US$50,000, maturing on December 31, 2020, with a refund obligation to be performed by the Company, GLA and Gol LuxCo, pursuant to the refund agreement entered into on August 19, 2015, with personal guarantee granted by the Company to the subsidiary GAC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.